FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2016

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

(FreeTranslation into English from the Original

Previously Issued in Portuguese)

Companhia Brasileira
de Distribuição

Individual and Consolidated
Interim Financial Information for the
Quarter Ended March 31, 2016 and
Report on Review of Interim Financial Information

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders, Directors and Officers of

Companhia Brasileira de Distribuição

São Paulo - SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Brasileira de Distribuição (the “Company”), included in the Interim Financial Information Form (ITR), for the quarter ended March 31, 2016, which comprises the balance sheet as of March 31, 2016 and the related statements of profit or loss, of comprehensive income, of changes in equity and of cash flows for the three-month period then ended, including the explanatory notes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with technical pronouncement CPC 21 (R1) and international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express an opinion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the ITR referred to above is not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34 applicable to the preparation of Interim Financial Information (ITR) and presented in accordance with the standards issued by the CVM.

Deloitte Touche Tohmatsu

Emphasis of matter

On May 9, 2016, we issued a qualified review report on the Company’s individual and consolidated interim financial information, which is being restated. We draw attention to note 1.2 to the interim financial information, which describes that this interim financial information was amended and is being restated to reflect the adjustments identified after the completion of the investigation on indirect subsidiary Cnova Comércio Eletrônico S.A. Consequently, the qualified opinion with respect to said matter contained in our previously issued conclusion on the interim financial information is no longer necessary and, therefore, our new conclusion included herein is issued without qualification.

Other matters

Statements of value added

We have also reviewed the individual and consolidated interim statements of value added (“DVA”) for the three-month period ended March 31, 2016, prepared under Management’s responsibility, the presentation of which is required by the standards issued by the CVM applicable to the preparation of Interim Financial Information (ITR), and is considered as supplemental information under International Financial Reporting Standards - IFRSs, which do not require the presentation of a DVA. These statements, which were amended and are being restated to reflect the adjustments described in note 1.2 to the interim financial information, were subject to the same review procedures described above, and, based on our review, nothing has come to our attention that causes us to believe that they are not prepared, in all material respects, consistently with the interim financial information taken as a whole.

The accompanying interim financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, July 27, 2016

DELOITTE TOUCHE TOHMATSU	Eduardo Franco Tenório
Auditores Independentes	Engagement Partner

© 2016 Deloitte Touche Tohmatsu. All rights reserved.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31, 2016 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Company Information

Capital Composition	2
Individual Interim Financial Information
Balance Sheet – Assets	3
Balance Sheet – Liabilities	4
Statement of Profit or Loss	5
Statement of Comprehensive Income	6
Statement of Cash Flows	7
Statement of Changes in Shareholders’ Equity
1/1/2016 to 3/31/2016	8
1/1/2015 to 3/31/2015	9
Statement of Value Added	10
Consolidated Interim Financial Information
Balance Sheet – Assets	11
Balance Sheet – Liabilities	12
Statement of Profit or Loss	13
Statement of Comprehensive Income	14
Statement of Cash Flows	15
Statement of Changes in Shareholders’ Equity
1/1/2016 to 3/31/2016	16
1/1/2015 to 3/31/2015	17
Statement of Value Added	18
Notes to the Interim Financial Information	19
Other information deemed as relevant by the Company	77

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31, 2016 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Number of Shares (thousand)	Current Quarter 3/31/2016
Share Capital
Common	99,680
Preferred	166,032
Total	265,712
Treasury Shares
Common	-
Preferred	233
Total	233

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31, 2016 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Individual Interim Financial Information / Balance Sheet - Assets

R$ (in thousands)
Code	Description	Current Quarter 3.31.2016	Previous Year 12.31.2015
1	Total Assets	20,628,000	21,399,000
1.01	Current Assets	5,187,000	6,176,000
1.01.01	Cash and Cash Equivalents	1,510,000	2,247,000
1.01.03	Accounts Receivable	321,000	520,000
1.01.03.01	Trade Receivables	200,000	387,000
1.01.03.02	Other Receivables	121,000	133,000
1.01.04	Inventories	2,710,000	2,828,000
1.01.06	Recoverable Taxes	357,000	357,000
1.01.07	Prepaid Expenses	146,000	74,000
1.01.08	Other Current Assets	143,000	150,000
1.02	Noncurrent Assets	15,441,000	15,223,000
1.02.01	Long-term Assets	2,261,000	2,205,000
1.02.01.03	Accounts Receivable	74,000	67,000
1.02.01.03.02	Other Receivables	74,000	67,000
1.02.01.06	Deferred Taxes	73,000	50,000
1.02.01.07	Prepaid Expenses	17,000	19,000
1.02.01.08	Receivables from Related Parties	1,155,000	1,076,000
1.02.01.09	Other Non Current Assets	942,000	993,000
1.02.01.09.04	Recoverable Taxes	475,000	534,000
1.02.01.09.05	Restricted Deposits for Legal Proceedings	467,000	459,000
1.02.02	Investments	5,252,000	5,173,000
1.02.02.01	Investments in Associates and Subsidiaries	5,228,000	5,149,000
1.02.02.01.02	Investments in Subsidiaries	5,228,000	5,149,000
1.02.02.02	Investment properties	24,000	24,000
1.02.03	Property and Equipment, Net	6,533,000	6,525,000
1.02.04	Intangible Assets	1,395,000	1,320,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31, 2016 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Individual Interim Financial Information / Balance Sheet - Liabilities

R$ (in thousands)
Code	Description	Current Quarter 3.31.2016	Previous Year 12.31.2015
2	Total Liabilities	20,628,000	21,399,000
2.01	Current Liabilities	6,458,000	6,375,000
2.01.01	Payroll and Related Taxes	386,000	390,000
2.01.02	Trade Payables	2,658,000	4,103,000
2.01.03	Taxes and Contributions Payable	132,000	135,000
2.01.04	Borrowings and Financing	2,415,000	828,000
2.01.05	Other Liabilities	862,000	915,000
2.01.05.01	Payables to Related Parties	283,000	268,000
2.01.05.02	Others	579,000	647,000
2.01.05.02.04	Utilities	3,000	3,000
2.01.05.02.05	Rent Payable	68,000	83,000
2.01.05.02.06	Advertisement Payable	62,000	45,000
2.01.05.02.07	Pass-through to Third Parties	8,000	43,000
2.01.05.02.08	Financing Related to Acquisition of Assets	37,000	100,000
2.01.05.02.09	Deferred Revenue	27,000	28,000
2.01.05.02.11	Other Payables	346,000	318,000
2.01.05.02.12	Loalty Programs	28,000	27,000
2.01.06	Provisions	5,000	4,000
2.02	Non Current Liabilities	3,845,000	4,670,000
2.02.01	Borrowings and Financing	2,401,000	3,277,000
2.02.02	Other Liabilities	899,000	871,000
2.02.02.02	Others	899,000	871,000
2.02.02.02.03	Taxes Payable in Installments	563,000	572,000
2.02.02.02.05	Financing Related to Acquisition of Assets	4,000	4,000
2.02.02.02.07	Other Accounts Payable	21,000	19,000
2.02.02.02.08	Provision for Negative Equity	311,000	276,000
2.02.04	Provisions	515,000	490,000
2.02.06	Deferred Revenue	30,000	32,000
2.03	Shareholders’ Equity	10,325,000	10,354,000
2.03.01	Share Capital	6,806,000	6,806,000
2.03.02	Capital Reserves	308,000	302,000
2.03.02.04	Options Granted	301,000	295,000
2.03.02.07	Capital Reserve	7,000	7,000
2.03.04	Earnings Reserve	3,333,000	3,333,000
2.03.04.01	Legal Reserve	426,000	426,000
2.03.04.05	Earnings Retention Reserve	400,000	400,000
2.03.04.10	Expansion Reserve	2,624,000	2,624,000
2.03.04.12	Transactions with non-controlling interests	33,000	33,000
2.03.04.14	Settlement of Equity Instrument	(150,000)	(150,000)
2.03.05	Retained Earnings/ Accumulated Losses	(51,000)	-
2.03.08	Other Comprehensive Income	(71,000)	(87,000)

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31, 2016 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Individual Interim Financial Information / Statement of Profit and Loss

R$ (in thousands)
Code	Description	Year To Date Current Period 1/1/2016 to 3/31/2016	Year To Date Previous Period 1/1/2015 to 3/31/2015
3.01	Net Sales of Goods and/or Services	5,752,000	5,514,000
3.02	Cost of Goods Sold and/or Services Sold	(4,289,000)	(4,072,000)
3.03	Gross Profit	1,463,000	1,442,000
3.04	Operating Income/Expenses	(1,375,000)	(1,066,000)
3.04.01	Selling Expenses	(1,094,000)	(943,000)
3.04.02	General and Administrative Expenses	(134,000)	(129,000)
3.04.05	Other Operating Expenses	(177,000)	(143,000)
3.04.05.01	Depreciation/ Amortization	(125,000)	(117,000)
3.04.05.03	Other Operating Expenses	(52,000)	(26,000)
3.04.06	Share of Profit of Subsidiaries and Associates	30,000	149,000
3.05	Profit before Financial Income (Expenses) and Taxes	88,000	376,000
3.06	Financial Income (Expenses)	(168,000)	(168,000)
3.07	Profit (loss) Before Income Tax and Social Contribution	(80,000)	208,000
3.08	Income Tax and Social Contribution	29,000	(16,000)
3.08.01	Current	6,000	-
3.08.02	Deferred	23,000	(16,000)
3.09	Net Income (loss) from Continued Operations	(51,000)	192,000
3.11	Net Income (loss) for the Period	(51,000)	192,000
3.99	Earnings per Share - (Reais/Share)
3.99.01	Basic Earnings per Share
3.99.01.01	Common	(0.19256)	0.68161
3.99.01.02	Preferred	(0.19256)	0.74978
3.99.02	Diluted Earnings per Share
3.99.02.01	Common	(0.19256)	0.68106
3.99.02.02	Preferred	(0.19256)	0.74796

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31, 2016 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Individual Interim Financial Information / Statement of Comprehensive Income

R$ (in thousands)
Code	Description	Year To Date Current Period 1/1/2016 to 3/31/2016	Year To Date Previous Period 1/1/2015 to 3/31/2015
4.01	Net income (loss) for the Period	(51,000)	192,000
4.02	Other Comprehensive Income	16,000	(6,000)
4.02.01	Accumulative Translation Adjustment for the Period	16,000	(6,000)
4.03	Total Comprehensive Income for the Period	(35,000)	186,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31, 2016 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Individual Interim Financial Information / Statement of Cash Flows - Indirect Method

R$ (in thousands)
Code	Description	Year To Date Current Period 1/1/2016 to 3/31/2016	Year To Date Previous Period 1/1/2015 to 3/31/2015
6.01	Net Cash Provided by Operating Activities	(1,075,000)	(502,000)
6.01.01	Cash Provided by the Operations	249,000	381,000
6.01.01.01	Net Income for the Period	(51,000)	192,000
6.01.01.02	Deferred Income and Social Contribution Taxes	(23,000)	16,000
6.01.01.03	Gain (Losses) on Disposal of Fixed Assets and Intangibles	20,000	3,000
6.01.01.04	Depreciation/ Amortization	135,000	128,000
6.01.01.05	Interest and Inflation Adjustments	146,000	189,000
6.01.01.06	Adjustment to Present Value	2,000	(2,000)
6.01.01.07	Share of Profit (Loss) of Subsidiaries and Associates (note 13)	(37,000)	(149,000)
6.01.01.08	Provision for Risks (note 22)	18,000	(10,000)
6.01.01.10	Share-based Payment	6,000	4,000
6.01.01.11	Allowance for Doubtful Accounts (note 08)	2,000	-
6.01.01.13	Provision for Obsolescence/Breakage (note 10)	26,000	(2,000)
6.01.01.14	Other Operating Expenses	8,000	24,000
6.01.01.15	Deferred Revenue (note 24)	(3,000)	(12,000)
6.01.02	Changes in Assets and Liabilities	(1,324,000)	(883,000)
6.01.02.01	Accounts Receivable	185,000	66,000
6.01.02.02	Recoverable Taxes	57,000	(74,000)
6.01.02.03	Inventories	92,000	(75,000)
6.01.02.04	Other Assets	(49,000)	(71,000)
6.01.02.06	Trade Payables	(1,445,000)	(758,000)
6.01.02.07	Payroll and Related Taxes	(4,000)	29,000
6.01.02.08	Related Parties	(83,000)	127,000
6.01.02.09	Restricted Deposits for Legal Proceeding	(2,000)	(9,000)
6.01.02.10	Taxes and Social Contributions Payable	(25,000)	(78,000)
6.01.02.11	Legal claims	(13,000)	(5,000)
6.01.02.12	Received Dividends	10,000	-
6.01.02.13	Other Payables	(47,000)	(35,000)
6.02	Net Cash Provided by (Used in) Investing Activities	(175,000)	(230,000)
6.02.02	Acquisition of Property and Equipment (note 14)	(153,000)	(211,000)
6.02.03	Increase in Intangible Assets (note 15)	(24,000)	(27,000)
6.02.04	Sales of Property and Equipment	2,000	8,000
6.03	Net Cash Provided by (Used in) Financing Activities	513,000	(206,000)
6.03.01	Capital Increase	-	1,000
6.03.02	Borrowings	900,000	215,000
6.03.03	Payments (note 17)	(386,000)	(418,000)
6.03.05	Payment of Dividends	(1,000)	-
6.03.08	Transactions with Non-controlling Interest	-	(4,000)
6.05	Net Increase (Decrease) in Cash and Cash Equivalents	(737,000)	(938,000)
6.05.01	Cash and Cash Equivalents at the Beginning of the Period	2,247,000	2,923,000
6.05.02	Cash and Cash Equivalents at the End of the Period	1,510,000	1,985,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31, 2016 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Individual Interim Financial Information / Statement of Changes in Shareholders' Equity 1/1/2016 to 3/31/2016

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserve	Retained Earnings /Accumulated Losses	Other comprehensive income	Shareholders' Equity
5.01	Opening Balance	6,806,000	302,000	3,333,000	-	(87,000)	10,354,000
5.03	Adjusted Opening Balance	6,806,000	302,000	3,333,000	-	(87,000)	10,354,000
5.04	Capital Transactions with Shareholders	-	6,000	-	-	-	6,000
5.04.03	Options Granted	-	4,000	-	-	-	4,000
5.04.08	Options Granted recognized in subsidiaries	-	2,000	-	-	-	2,000
5.05	Total Comprehensive Income	-	-	-	(51,000)	16,000	(35,000)
5.05.01	Net Income (loss) for the Period	-	-	-	(51,000)	-	(51,000)
5.05.02	Other Comprehensive Income	-	-	-	-	16,000	16,000
5.05.02.04	Cumulative Translation Adjustment	-	-	-	-	16,000	16,000
5.07	Closing Balance	6,806,000	308,000	3,333,000	(51,000)	(71,000)	10,325,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31, 2016 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Individual Interim Financial Information / Statement of Changes in Shareholders' Equity 1/1/2015 to 3/31/2015

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserve	Retained Earnings /Accumulated Losses	Other comprehensive Income	Shareholders' Equity
5.01	Opening Balance	6,792,000	282,000	3,402,000	-	1,000	10,477,000
5.03	Adjusted Opening Balance	6,792,000	282,000	3,402,000	-	1,000	10,477,000
5.04	Capital Transactions with Shareholders	1,000	4,000	-	-	-	5,000
5.04.01	Capital Increases	1,000	-	-	-	-	1,000
5.04.03	Options Granted	-	3,000	-	-	-	3,000
5.04.08	Options Granted recognized in subsidiaries	-	1,000	-	-	-	1,000
5.05	Total Comprehensive Income	-	-	-	192,000	(6,000)	186,000
5.05.01	Net Income (loss) for the Period	-	-	-	192,000	-	192,000
5.05.02	Other Comprehensive Income	-	-	-	-	(6,000)	(6,000)
5.05.02.04	Cumulative Translation Adjustment	-	-	-	-	(6,000)	(6,000)
5.06	Internal Changes of Shareholders’ Equity	-	-	(5,000)	-	-	(5,000)
5.06.05	Transactions with Non-controlling Interests	-	-	(5,000)	-	-	(5,000)
5.07	Closing Balance	6,793,000	286,000	3,397,000	192,000	(5,000)	10,663,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31, 2016 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Individual Interim Financial Information / Statement of Value Added

R$ (in thousands)
Code	Description	Year To Date Current Period 1/01/2016 to 3/31/2016	Year To Date Previous Period 1/01/2015 to 3/31/2015
7.01	Revenues	6,246,000	5,976,000
7.01.01	Sales of Goods, Products and Services	6,245,000	5,969,000
7.01.02	Other Revenues	3,000	7,000
7.01.04	Allowance for/Reversal of Doubtful Accounts	(2,000)	-
7.02	Products Acquired from Third Parties	(4,884,000)	(4,681,000)
7.02.01	Costs of Products, Goods and Services Sold	(4,246,000)	(4,160,000)
7.02.02	Materials, Energy, Outsourced Services and Others	(638,000)	(521,000)
7.03	Gross Value Added	1,362,000	1,295,000
7.04	Retention	(135,000)	(128,000)
7.04.01	Depreciation and Amortization	(135,000)	(128,000)
7.05	Net Value Added Produced	1,227,000	1,167,000
7.06	Value Added Received in Transfer	71,000	221,000
7.06.01	Share of Profit of Subsidiaries and Associates	30,000	149,000
7.06.02	Financial Revenue	41,000	72,000
7.07	Total Value Added to Distribute	1,298,000	1,388,000
7.08	Distribution of Value Added	1,298,000	1,388,000
7.08.01	Personnel	662,000	618,000
7.08.01.01	Direct Compensation	427,000	434,000
7.08.01.02	Benefits	139,000	133,000
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	39,000	36,000
7.08.01.04	Other	57,000	15,000
7.08.02	Taxes, Fees and Contributions	336,000	212,000
7.08.02.01	Federal	195,000	133,000
7.08.02.02	State	106,000	48,000
7.08.02.03	Municipal	35,000	31,000
7.08.03	Value Distributed to Providers of Capital	351,000	366,000
7.08.03.01	Interest	210,000	240,000
7.08.03.02	Rentals	141,000	126,000
7.08.04	Value Distributed to Shareholders	(51,000)	192,000
7.08.04.03	Retained Earnings/ Accumulated Losses for the Period	(51,000)	192,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31, 2016 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Consolidated Interim Financial Information /Balance Sheet - Assets

R$ (in thousands)
Code	Description	Current Quarter 3.31.2016	Previous Year 12.31.2015
1	Total Assets	43,484,000	47,241,000
1.01	Current Assets	21,076,000	24,960,000
1.01.01	Cash and Cash Equivalents	4,448,000	11,015,000
1.01.03	Accounts Receivable	5,659,000	3,585,000
1.01.03.01	Trade Receivables	5,321,000	3,210,000
1.01.03.02	Other Receivables	338,000	375,000
1.01.04	Inventories	9,161,000	8,965,000
1.01.06	Recoverable Taxes	1,229,000	1,080,000
1.01.07	Prepaid Expenses	432,000	157,000
1.01.08	Other Current Assets	147,000	158,000
1.02	Non Current Assets	22,408,000	22,281,000
1.02.01	Long-term Assets	4,983,000	4,954,000
1.02.01.03	Accounts Receivable	755,000	723,000
1.02.01.03.01	Trade Receivables	123,000	98,000
1.02.01.03.02	Other Receivables	632,000	625,000
1.02.01.06	Deferred Taxes	364,000	406,000
1.02.01.07	Prepaid Expenses	66,000	50,000
1.02.01.08	Receivables from Related Parties	312,000	309,000
1.02.01.09	Other Non Current Assets	3,486,000	3,466,000
1.02.01.09.04	Recoverable Taxes	2,419,000	2,467,000
1.02.01.09.05	Restricted Deposits for Legal Proceedings	1,067,000	999,000
1.02.02	Investments	439,000	407,000
1.02.02.01	Investments in Associates	414,000	382,000
1.02.02.02	Investments Property	25,000	25,000
1.02.03	Property and Equipment, Net	10,419,000	10,377,000
1.02.04	Intangible Assets	6,567,000	6,543,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31, 2016 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Consolidated Interim Financial Information / Balance Sheet - Liabilities

R$ (in thousands)
Code	Description	Current Quarter 3.31.2016	Previous Year 12.31.2015
2	Total Liabilities	43,484,000	47,241,000
2.01	Current Liabilities	22,692,000	25,273,000
2.01.01	Payroll and Related Taxes	1,001,000	1,023,000
2.01.02	Trade Payables	10,849,000	15,508,000
2.01.03	Taxes and Contributions Payable	932,000	830,000
2.01.04	Borrowings and Financing	6,005,000	3,814,000
2.01.05	Other Liabilities	3,895,000	4,092,000
2.01.05.01	Payables to Related Parties	1,446,000	563,000
2.01.05.02	Others	2,449,000	3,529,000
2.01.05.02.01	Dividends and Interest on Capital Payable	2,000	-
2.01.05.02.04	Utilities	13,000	16,000
2.01.05.02.05	Rent Payable	133,000	151,000
2.01.05.02.06	Advertisement Payable	83,000	121,000
2.01.05.02.07	Pass-through to Third Parties	364,000	398,000
2.01.05.02.08	Financing Related to Acquisition of Assets	70,000	114,000
2.01.05.02.09	Deferred revenue	426,000	420,000
2.01.05.02.11	Accounts Payable Related to Acquisition of Companies	80,000	76,000
2.01.05.02.12	Other Payables	898,000	1,148,000
2.01.05.02.13	Loalty Programs	30,000	30,000
2.01.05.02.14	Suppliers - structured program	350,000	1,055,000
2.01.06	Provisions	10,000	6,000
2.02	Non Current Liabilities	7,516,000	8,616,000
2.02.01	Borrowings and Financing	3,120,000	4,164,000
2.02.02	Other Liabilities	640,000	649,000
2.02.02.02	Others	640,000	649,000
2.02.02.02.03	Taxes Payable in Installments	563,000	572,000
2.02.02.02.04	Payables Related to Acquisition of Companies	27,000	28,000
2.02.02.02.05	Financing Related to Acquisition of Assets	4,000	4,000
2.02.02.02.06	Pension Plan	11,000	11,000
2.02.02.02.07	Other Payables	35,000	34,000
2.02.03	Deferred Taxes	1,148,000	1,184,000
2.02.04	Provisions	1,437,000	1,396,000
2.02.06	Deferred revenue	1,171,000	1,223,000
2.03	Consolidated Shareholders’ Equity	13,276,000	13,352,000
2.03.01	Share Capital	6,806,000	6,806,000
2.03.02	Capital Reserves	308,000	302,000
2.03.02.04	Options Granted	301,000	295,000
2.03.02.07	Capital Reserve	7,000	7,000
2.03.04	Earnings Reserve	3,333,000	3,333,000
2.03.04.01	Legal Reserve	426,000	426,000
2.03.04.05	Earnings Retention Reserve	400,000	400,000
2.03.04.10	Expansion Reserve	2,624,000	2,624,000
2.03.04.12	Transactions with Non-Controlling interests	33,000	33,000
2.03.04.14	Settlement of Equity Instrument	(150,000)	(150,000)
2.03.05	Retained Earnings/ Accumulated Losses	(51,000)	-
2.03.08	Other Comprehensive Income	(71,000)	(87,000)
2.03.09	Non-controlling Interests	2,951,000	2,998,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31, 2016 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Consolidated Interim Financial Information / Statement of Profit and Loss

R$ (in thousands)
Code	Description	Year To Date Current Period 1/1/2016 to 3/31/2016	Year To Date Previous Period 1/1/2015 to 3/31/2015
3.01	Net Sales from Goods and/or Services	17,774,000	17,214,000
3.02	Cost of Goods Sold and/or Services Sold	(13,859,000)	(13,076,000)
3.03	Gross Profit	3,915,000	4,138,000
3.04	Operating Income/Expenses	(3,738,000)	(3,451,000)
3.04.01	Selling Expenses	(2,964,000)	(2,721,000)
3.04.02	General and Administrative Expenses	(488,000)	(461,000)
3.04.05	Other Operating Expenses	(318,000)	(297,000)
3.04.05.01	Depreciation/ Amortization	(250,000)	(229,000)
3.04.05.03	Other Operating Expenses	(68,000)	(68,000)
3.04.06	Share of Profit of Subsidiaries and Associates	32,000	28,000
3.05	Profit before Financial Income (Expenses) and Taxes	177,000	687,000
3.06	Financial Income (Expenses), Net	(317,000)	(282,000)
3.07	Profit (loss) Before Income Tax and Social Contribution	(140,000)	405,000
3.08	Income tax and Social Contribution	(17,000)	(153,000)
3.08.01	Current	(24,000)	(96,000)
3.08.02	Deferred	7,000	(57,000)
3.09	Net Income (loss) from Continuing Operations	(157,000)	252,000
3.11	Consolidated Net Income (loss)for the Period	(157,000)	252,000
3.11.01	Attributable to Owners of the Company	(51,000)	192,000
3.11.02	Attributable to Non-controlling Interests	(106,000)	60,000
3.99	Earnings per Share - (Reais/Share)
3.99.01	Basic Earnings per Share
3.99.01.01	Common	(0.19256)	0.68161
3.99.01.02	Preferred	(0.19256)	0.74978
3.99.02	Diluted Earnings per Share
3.99.02.01	Common	(0.19256)	0.68106
3.99.02.02	Preferred	(0.19256)	0.74796

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31, 2016 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Consolidated Interim Financial Information / Statement of Comprehensive Income

R$ (in thousands)
Code	Description	Year To Date Current Period 1/01/2016 to 3/31/2016	Year To Date Previous Period 1/01/2015 to 3/31/2015
4.01	Net Income (loss) for the Period	(157,000)	252,000
4.02	Other Comprehensive Income	73,000	(16,000)
4.02.01	Cumulative Translation adjustment	73,000	(16,000)
4.03	Total Comprehensive Income for the Period	(84,000)	236,000
4.03.01	Attributable to Owners of the Company	(35,000)	186,000
4.03.02	Attributable to Non-Controlling Interests	(49,000)	50,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31, 2016 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Consolidated Interim Financial Information / Statement of Cash Flows - Indirect Method

R$ (in thousands)
Code	Description	Year To Date Current Period 1/1/2016 to 3/31/2016	Year To Date Previous Period 1/1/2015 to 3/31/2015
6.01	Net Cash Provided by Operating Activities	(7,975,000)	(4,646,000)
6.01.01	Cash from Operations	447,000	1,015,000
6.01.01.01	Net Income (loss) for the Period	(157,000)	252,000
6.01.01.02	Deferred Income Tax and Social Contribution (note 21)	(7,000)	57,000
6.01.01.03	Gain (Losses) on Disposal of Fixed Assets and Intangibles	46,000	15,000
6.01.01.04	Depreciation/ Amortization	280,000	262,000
6.01.01.05	Interest and Inflation Adjustments	272,000	327,000
6.01.01.06	Adjustment to Present Value	3,000	(1,000)
6.01.01.07	Share of Profit/(Loss) of Subsidiaries and Associates (note 13)	(32,000)	(28,000)
6.01.01.08	Provision for Risks (note 23)	69,000	52,000
6.01.01.10	Share-based Payment	8,000	5,000
6.01.01.11	Allowance for Doubtful Accounts (note 08)	109,000	96,000
6.01.01.13	Provision for Obsolescence/breakage (note 10)	5,000	(7,000)
6.01.01.14	Deferred revenue (note 24)	(55,000)	(17,000)
6.01.01.15	Other Operating Expenses	-	2,000
6.01.01.18	Gain in disposal of subsidiaries	(94,000)	-
6.01.02	Changes in Assets and Liabilities	(8,422,000)	(5,661,000)
6.01.02.01	Accounts Receivable	(2,276,000)	(1,415,000)
6.01.02.02	Inventories	(260,000)	(467,000)
6.01.02.03	Recoverable Taxes	(76,000)	(261,000)
6.01.02.04	Other Assets	(194,000)	(209,000)
6.01.02.05	Related Parties	33,000	(179,000)
6.01.02.06	Restricted Deposits for Legal Proceeding	(55,000)	(15,000)
6.01.02.07	Trade Payables	(4,567,000)	(2,434,000)
6.01.02.08	Payroll and Related Taxes	(22,000)	59,000
6.01.02.09	Taxes and Social Contributions Payable	77,000	(245,000)
6.01.02.10	Legal Claims	(71,000)	(66,000)
6.01.02.11	Other Payables	(316,000)	(410,000)
6.01.02.12	Deferred revenue	10,000	(19,000)
6.01.02.14	Suppliers - structured program	(705,000)	-
6.02	Net Cash Provided by (Used in) Investing Activities	(263,000)	(472,000)
6.02.02	Acquisition of Property and Equipment (note 14)	(284,000)	(413,000)
6.02.03	Increase in Intangible Assets (note 15)	(83,000)	(96,000)
6.02.04	Sales of Property and Equipment	13,000	30,000
6.02.06	Net Cash From Sale of Subsidiary	91,000	7,000
6.03	Net Cash Provided by Financing Activities	1,667,000	110,000
6.03.01	Capital Increase/Decrease	-	1,000
6.03.02	Borrowings	2,409,000	1,571,000
6.03.03	Payments (note 17)	(1,592,000)	(2,209,000)
6.03.05	Transactions with non-controlling interests	-	(4,000)
6.03.08	Borrowings with Related Parties	851,000	751,000
6.03.09	Payments of Dividends	(1,000)	-
6.04	Effects of Exchange Rate Changes on Cash and Cash Equivalents	4,000	4,000
6.05	Increase (Decrease) in Cash and Cash Equivalents	(6,567,000)	(5,004,000)
6.05.01	Cash and Cash Equivalents at the Beginning of the Period	11,015,000	11,149,000
6.05.02	Cash and Cash Equivalents at the End of the Period	4,448,000	6,145,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31, 2016 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Consolidated Interim Financial Information / Statement of Changes in Shareholders' Equity 1/1/2016 to 3/31/2016

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserves	Retained Earnings/ Accumulated Losses	Other comprehensive Income	Shareholders' Equity	Non-Controlling Interest	Consolidated Shareholders' Equity
5.01	Opening Balance	6,806,000	302,000	3,333,000	-	(87,000)	10,354,000	2,998,000	13,352,000
5.03	Adjusted Opening Balance	6,806,000	302,000	3,333,000	-	(87,000)	10,354,000	2,998,000	13,352,000
5.04	Capital Transactions with Shareholders	-	6,000	-	-	-	6,000	2,000	8,000
5.04.03	Options Granted	-	4,000	-	-	-	4,000	-	4,000
5.04.08	Options Granted Recognized in Subsidiaries	-	2,000	-	-	-	2,000	2,000	4,000
5.05	Total Comprehensive Income	-	-	-	(51,000)	16,000	(35,000)	(49,000)	(84,000)
5.05.01	Net Income (loss) for the Period	-	-	-	(51,000)	-	(51,000)	(106,000)	(157,000)
5.05.02	Other Comprehensive Income	-	-	-	-	16,000	16,000	57,000	73,000
5.05.02.04	Cumulative Translation Adjustment	-	-	-	-	16,000	16,000	57,000	73,000
5.07	Closing Balance	6,806,000	308,000	3,333,000	(51,000)	(71,000)	10,325,000	2,951,000	13,276,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31, 2016 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Consolidated Interim Financial Information / Statement of Changes in Shareholders' Equity 1/1/2015 to 3/31/2015

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserves	Retained Earnings/ Accumulated Losses	Other comprehensive Income	Shareholders' Equity	Non-Controlling Interest	Consolidated Shareholders' Equity
5.01	Opening Balance	6,792,000	282,000	3,402,000	-	1,000	10,477,000	3,717,000	14,194,000
5.03	Adjusted Opening Balance	6,792,000	282,000	3,402,000	-	1,000	10,477,000	3,717,000	14,194,000
5.04	Capital Transactions with Shareholders	1,000	4,000	-	-	-	5,000	1,000	6,000
5.04.01	Capital Increases	1,000	-	-	-	-	1,000	-	1,000
5.04.03	Options Granted	-	3,000	-	-	-	3,000	-	3,000
5.04.08	Options Granted Recognized in Subsidiaries	-	1,000	-	-	-	1,000	1,000	2,000
5.05	Total Comprehensive Income	-	-	-	192,000	(6,000)	186,000	50,000	236,000
5.05.01	Net Income (loss) for the Period	-	-	-	192,000	-	192,000	60,000	252,000
5.05.02	Other Comprehensive Income	-	-	-	-	(6,000)	(6,000)	(10,000)	(16,000)
5.05.02.04	Cumulative Translation Adjustment	-	-	-	-	(6,000)	(6,000)	(10,000)	(16,000)
5.06	Internal Changes in Shareholders’ Equity	-	-	(5,000)	-	-	(5,000)	(2,000)	(7,000)
5.06.05	Transactions With Non-controlling interests	-	-	(5,000)	-	-	(5,000)	(2,000)	(7,000)
5.07	Closing Balance	6,793,000	286,000	3,397,000	192,000	(5,000)	10,663,000	3,766,000	14,429,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – March 31, 2016 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Consolidated Interim Financial Information / Statement of Value Added

R$ (in thousands)
Code	Description	Year To Date Current Period 1/1/2016 to 3/31/2016	Year To Date Previous Period 1/1/2015 to 3/31/2015
7.01	Revenues	20,164,000	19,081,000
7.01.01	Sales of Goods, Products and Services	20,063,000	19,173,000
7.01.02	Other Revenues	210,000	8,000
7.01.04	Allowance for/Reversal of Doubtful Accounts	(109,000)	(100,000)
7.02	Products Acquired from Third Parties	(16,048,000)	(14,791,000)
7.02.01	Costs of Products, Goods and Services Sold	(13,988,000)	(13,062,000)
7.02.02	Materials, Energy, Outsourced Services and Others	(2,060,000)	(1,729,000)
7.03	Gross Value Added	4,116,000	4,290,000
7.04	Retention	(280,000)	(262,000)
7.04.01	Depreciation and Amortization	(280,000)	(262,000)
7.05	Net Value Added Produced	3,836,000	4,028,000
7.06	Value Added Received in Transfer	229,000	244,000
7.06.01	Share of Profit of Subsidiaries and Associates	32,000	28,000
7.06.02	Financial Income	197,000	216,000
7.07	Total Value Added to Distribute	4,065,000	4,272,000
7.08	Distribution of Value Added	4,065,000	4,272,000
7.08.01	Personnel	1,718,000	1,764,000
7.08.01.01	Direct Compensation	1,237,000	1,299,000
7.08.01.02	Benefits	289,000	286,000
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	102,000	99,000
7.08.01.04	Other	90,000	80,000
7.08.01.04.01	Interest	90,000	80,000
7.08.02	Taxes, Fees and Contributions	1,577,000	1,360,000
7.08.02.01	Federal	1,101,000	897,000
7.08.02.02	State	409,000	401,000
7.08.02.03	Municipal	67,000	62,000
7.08.03	Value Distributed to Providers of Capital	927,000	896,000
7.08.03.01	Interest	513,000	497,000
7.08.03.02	Rentals	414,000	399,000
7.08.04	Value Distributed to Shareholders	(157,000)	252,000
7.08.04.02	Dividends	1,000	-
7.08.04.03	Retained Earnings/ Accumulated Losses for the Period	(52,000)	192,000
7.08.04.04	Noncontrolling Interest in Retained Earnings	(106,000)	60,000

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

1.      Corporate information

Companhia Brasileira de Distribuição ("Company" or “CBD”), directly or through its subsidiaries (“Group” or “GPA”) engages in the retail of food, clothing, home appliances, electronics and other products through its chain of hypermarkets, supermarkets, specialized stores and department stores principally under the trade names "Pão de Açúcar, “Minuto Pão de Açúcar”, "Extra Hiper", “Extra Super”, “Minimercado Extra”, “Assai”, “Ponto Frio” and “Casas Bahia", as well as the e-commerce platforms “CasasBahia.com,” “Extra.com”, “Pontofrio.com”, “Barateiro.com”, “Partiuviagens.com” and “Cdiscount.com” and the neighborhood shopping mall brand “Conviva”. Its headquarter is located in the city of São Paulo, State of São Paulo, Brazil.

The Company’s shares are listed on the São Paulo Stock Exchange (“BM&FBovespa”) Level 1 of Corporate Governance under the ticker symbol “PCAR4” and on the New York Stock Exchange (ADR level III), under the ticker symbol “CBD”. Subsidiaries that are public companies are Via Varejo S.A (“Via Varejo”) which has its shares listed on BM&FBovespa, under ticker symbols “VVAR11” and “VVAR3” and Cnova N.V (“Cnova Holanda”) which has its shares listed in Nasdaq Global Select Market under ticker symbol “CNV” and in Euronext Paris under ticker symbol “CNV”.

After August 19, 2015, the Company started to be indirectly controlled by Almacenes Exito S.A., through Wilkes Participações S.A. (“Wilkes”), through a transaction with the holding companies of Casino Guichard Perrachon (“Casino”), which continued to be the final controller. This transaction has no impact in these financial statements since it was a shareholder´s transaction.

1.1.   Morzan arbitration request

On August 14, 2015, CBD and its controlling shareholder Wilkes were jointly convicted by International Court of Arbitration - ICA, to indemnify Morzan Empreendimentos e Participações Ltda. (“Morzan”). Such decision was amended on January 27, 2016 with no significant changes.

The amount initially estimated to the Company was R$ 200 and was recorded in current liabilities “Other payables” in September 2015, with effect of income tax of R$50, and a net effect of R$ 150 on “profit reserve”. See further details on note 25.7 in the financial statements for the year ended December 31, 2015.

On March 31, 2016 the account payable recorded is R$ 233, including interest calculated based on ICA decision and legal fees expenses, and fully settled in April 1, 2016.

1.2.   Investigation Cnova and restatement of financial statements previously issued

As disclosed to the market in the note 1.5 of the restated consolidated financial statements as of December 31, 2015, disclosed on July 27, 2016, the Company is adjusting retrospectively this quarterly financial information in relation to the investigation initiated on December 18, 2015, by the subsidiary Cnova NV (“Cnova”), which was conducted by law firms has been established on the employee’s practices in inventories of Cnova Comércio Eletrônico S.A. (“Cnova Brasil”), a Cnova NV subsidiary, which is controlled by the Company.

Originally, the quarterly financial information as of March 31, 2016, presented on May 10, 2016, are being restated to realocate the adjustments recorded on that date to the corresponding years. Consequently, in the restated income statement as of March 31, 2016, there is no impact related to the investigation.

Management of the Company inform the conclusion of the investigation, evaluating and concluding that the impact related to prior years must be restated for the years ended on December 31, 2015, 2014 and 2013, and respective quarters, after considerations of quantitative and qualitative aspects.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

1.       Corporate information

1.2    Investigation Cnova and restatement of financial statements previously issued - Continued

The amounts and nature of the adjustments were further described in the consolidated financial statements as of December 31, 2015, disclosed on July 27, 2016, which must be read in conjunction with this financial information.

March 31, 2015 adjustments impacting result:

Accounts	Trade payables	Write off accounts receivable carriers	Fixed assets and intangibles adjust	Trade accounts receivables and outstanding orders adjust	ICMS, freight, provision and others adjust	Net adjust 2015

Net sales of goods and services	-	(37)	-	14	-	(23)
Cost of goods sold and services sold	8	35	-	-	(14)	29
Gross profit	8	(2)	-	14	(14)	6

Selling expenses	-	5	(6)	(3)	(1)	(5)
General and administrative expenses	-	-	(2)	-	-	(2)
Depreciation and amortization	-	-	2	-	-	2
Profit before financial income (expenses)	8	3	(6)	11	(15)	1
Financial income (expenses)	-	-	-	-	(1)	(1)
Profit before income tax and social contribution	8	3	(6)	11	(16)	-
Income tax and social contribution	-	-	-	-	-	-
Net income (loss)	8	3	(6)	11	(16)	-

Company:

March 31, 2016:

Assets	Presented as of 3.31.2016	Total adjust	Restated as of 3.31.2016

Investments	5,255	(27)	5,228
Total assets	20,655	(27)	20,628

Liabilities	Presented as of 3.31.2016	Total adjust	Restated as of 3.31.2016

Noncurrent liabilities	3,770	75	3,845
Shareholders´ equity	10,427	(102)	10,325
Total liabilities and shareholders´ equity	20,655	(27)	20,628

	Presented as of 3.31.2016	Total adjust	Restated as of 3.31.2016

Share of profit of subsidiaries and associates	22	8	30
Net income (loss)	(59)	8	(51)

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

1.       Corporate information - Contiued

1.2    Investigation Cnova and restatement of financial statements previously issued - Continued

Consolidated:

March 31, 2016:

Balance Sheet

	Presented as of 3.31.2016	Total Investigation adjust	Restated as of 3.31.2016
Assets
Current assets
Accounts receivables	5,329	(8)	5,321
Others accounts receivables	321	17	338
Inventories	9,185	(24)	9,161
Recoverable taxes	1,251	(22)	1,229
Other assets	147	(1)	146
Total current assets	21,113	(37)	21,076

Noncurrent assets
Recoverable taxes	2,397	22	2,419
Deferred income tax and social contribution	542	(178)	364
Property and equipment	10,440	(21)	10,419
Intangible assets	6,633	(66)	6,567
Noncurrent assets	22,651	(243)	22,408
Total assets	43,764	(280)	43,484

Trade payables	10,847	2	10,849
Deferred revenue	426	-	426
Others accounts payables	897	1	898
Current liabilities	22,689	3	22,692

Reserve of profit retention	3,440	(107)	3,333
Controlling shareholders´ equity	10,427	(102)	10,325
Noncontrolling shareholders´ equity	3,131	(180)	2,951
Total shareholders´ equity	13,558	(282)	13,276

Liabilities and shareholders´ equity	43,764	(280)	43,484

Statement of Profit or Loss

	Presented as of 3.31.2016	Total Investigation adjust	Restated as of 3.31.2016

Net sales of goods and services	17,754	20	17,774
Cost of goods sold and services sold	(13,881)	22	(13,859)
Gross profit	3,873	42	3,915
Operating income (expenses)
Profit before financial income (expenses)	135	42	177
	(182)	42	(140)
Profit before income tax and social contribution	(182)	42	(140)
Income tax and social contribution	3	(20)	(17)
Net income (loss)	(179)	22	(157)
Atributtable to:
Controlling shareholders	(59)	8	(51)
Noncontrolling shareholders	(120)	14	(106)

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

1.       Corporate information - Continued

1.2    Investigation Cnova and restatement of financial statements previously issued - Continued

Consolidated: - Continued

March 31, 2016: - Continued

Statement of Value Added

	Presented as of 3.31.2016	Total Investigation adjust	Restated as of 3.31.2016
Revenue	20,141	23	20,164
Products acquired from third parties	(16,071)	23	(16,048)
Gross value added	4,070	46	4,116

Total value added distributed	4,019	46	4,065

There are no changes as of March 31, 2016 to the main lines of Cash flow statements.

March 31, 2015:

Statement of Profit or Loss

	Presented as of 3.31.2015	Total Investigation adjust	Restated as of 3.31.2015

Net sales of goods and services	17,237	(23)	17,214
Cost of goods sold and services sold	(13,105)	29	(13,076)
Gross profit	4,132	7	4,139
Operating income (expenses)
Selling expenses	(2,716)	(5)	(2,721)
General and administrative expenses	(459)	(2)	(461)
Depreciation and amortization	(231)	2	(229)
	(3,446)	(6)	(3,452)
Profit before financial income (expenses)	686	1	687
Financial income (expenses)	(281)	(1)	(282)
Profit before income tax and social contribution	405	-	405
Income tax and social contribution
Net income (loss)	252	1	252
Atributtable to:
Controlling shareholders	192	-	192
Noncontrolling shareholders	60	1	60

Statement of Cash Flows

	Presented of 3.31.2015	Total adjust	Restated of 3.31.2015

Net cash provided by operating activities	(4,639)	(7)	(4,646)
Net cash provided by investing activities	(479)	7	(472)

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

1.       Corporate information - Continued

1.3  Corporate restructuring

1.3.1    Stock repurchase - Barcelona

The Extraordinary Shareholders’ Meeting (AGE) of the subsidiary Barcelona held on February 22, 2016, approved the repurchase of the total preferred shares corresponding to 3,722,470 shares belonged by the subsidiary Novasoc, in the amount  R$ 160. This transaction did not impact Company’s consolidated balances.

1.3.2    Rede Duque disposal

On January 31, 2016, the Company concluded the disposal of subsidiaries Auto Posto Império Ltda., Auto Posto Duque Salim Maluf Ltda., Auto Posto Duque Santo André Ltda., Auto Posto Duque Lapa Ltda and Auto Posto Ciara Ltda., to Rede Duque, referring to the agreement previously signed on December 1, 2015. The agreement amount was R$ 8.

Company had no gain or loss over this transaction. Gas stations assets and liabilities amounts are not consolidated in interim financial information on March 31, 2016.

1.3.3   Sale of Cdiscount subsidiaries

During first quarter, subsidiaries CD Vietnam, CD Thailand, CD Asia and E-cavi were sold; though CD Vietnam and E-Cavi still remain in Casino Group.

(i)      Sale of interest - CDiscount Thailand

On March 21, 2016, subsidiary CDiscount sold its interest over CDiscount Thailand to TCC Group, by the amount of R$ 94. Transaction impacts were a cash of R$ 91, net of borrowings payment and a gain of R$ 94 in the result (note 3.1)

(ii)     Cdiscount corporate restructuring

On March 1, 2016 subsidiary CDiscount sold its interest over CDiscount Vietnam to E-Cavi, a Casino’s subsidiary. This transaction did not impact Company’s result.

This transaction did not impact information by segments.

1.4  Notices from CVM to GPA and subsidiary Via Varejo

On February 18, 2016, the subsidiary Via Varejo received a notice from CVM, the notice number 18/2016-CVM/SEP/GEA-5 showing the understanding of the Department of Relationship with Companies – SEP in relation to certain accounting entries related to corporate transactions at the level of Via Varejo in 2013. Due to the disclosed effects in its financial statementes the Company received the notice number 19/2016-CVM /SEP/GEA-5.

CVM technical office notified its understanding which is different from the applied by Via Varejo in that year in relation to (a) revaluation of participation previously held in the sale of interest of Nova Pontocom to the Company (This tansaction has no effect in the consolidated financial statements); and (b) accounting treatment of the control acquisition of Movéis Bartira, by the acquisition of additional 75% interest.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

1.       Corporate information - Continued

1.4    Notices from CVM to GPA and subsidiary Via Varejo - continued

Via Varejo presented an appeal to CVM collegiate requesting suspensive effect in the terms of Deliberation 463, however decided for a restatement of item (i) from CVM notice in its subsidiary Via Varejo, which has no effects in the Company’s consolidated financial statements or interim financial information.  Via Varejo and the Company awaits for a collegiate decision about the presented arguments for the item (ii), related to effects in acquisition of Indústria de Móveis Bartira.

.

2.       Basis of preparation

The individual and consolidated interim financial information has been prepared in accordance with IAS 34 - Interim Financial Reporting issued by the International Accounting Standard Board (“IASB”) and CPC 21 - Interim Financial Reporting and presented consistently with the standards approved and issued by the Brazilian Securities and Exchange Commission (“CVM”) applicable to the preparation of interim financial information – ITR.

The individual and consolidated interim financial information is being presented in millions of Brazilian Reais.The reporting currency of the Company is Real and for subsidiaries located abroad is the local currency of each jurisdiction.

Significant accounting policies adopted in the preparation of the individual and consolidated interim  financial information are consistent with those adopted and disclosed in note 4 to the annual financial statements for the year ended December 31, 2015 disclosed July 27, 2016 and, therefore, should be read in conjunction with those annual financial statements.

The interim financial information for the three-month period ended March 31, 2016 was approved by the Board of Directors on July 27, 2016.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

3.     Basis of consolidation

The information on the basis of consolidation did not have significant modification and was presented in the annual financial statements for 2015, in note 3.

3.1.   Interest in subsidiaries and associates:

	Direct and indirect equity interests - %
	3.31.2016		12.31.2015
Companies	Company	Indirect interest	Company	Indirect interest
Subsidiaries
Novasoc Comercial Ltda. (“Novasoc”)	10.00	-	10.00	-
Sendas Distribuidora S.A. (“Sendas)	100.00	-	100.00	-
Bellamar Empreend. e Participações Ltda. (“Bellamar”)	100.00	-	100.00	-
GPA Malls & Properties Gestão de Ativos e Serviços Imobiliários Ltda. (“GPA M&P”)	100.00	-	100.00	-
CBD Holland B.V. (“CBD Holland”)	100.00	-	100.00	-
CBD Panamá Trading Corp. (“CBD Panamá”)	-	100.00	-	100.00
Barcelona Comércio Varejista e Atacadista S.A. (“Barcelona”) (*)	80.41	19.59	68.86	31.14
Xantocarpa Participações Ltda. (“Xantocarpa”)	-	100.00	-	100.00
GPA 2 Empreed. e Participações Ltda. (“GPA 2”)	100.00	-	99.99	0.01
GPA Logística e Transporte Ltda. (“GPA Logística”)	100.00	-	100.00	-
Posto Ciara Ltda. (“Posto Ciara”)	-	-	100.00	-
Auto Posto Império Ltda. (“Posto Império”) (**)	-	-	100.00	-
Auto Posto Duque Salim Maluf Ltda. (“Posto Duque Salim Maluf”) (**)	-	-	100.00	-
Auto Posto Duque Santo André Ltda. (“Ponto Duque Santo André”) (**)	-	-	100.00	-
Auto Posto Duque Lapa Ltda. (“Posto Duque Lapa”) (**)	-	-	100.00	-
Marneylectro S.A.R.L (“Luxco”)	53.20	19.03	53.20	19.03
Marneylectro B.V (“Dutchco”)	-	72.23	-	72.23
Cnova N.V (“Cnova Holanda”)	-	36.09	-	36.09
Cnova Comércio Eletrônico S/A (”Cnova Comércio Eletrônico”)	-	36.09	-	36.09
E-Hub Consult. Particip. e Com. S.A. (“E – Hub”)	-	36.09	-	36.09
Nova Experiência PontoCom S.A (“Nova Experiência”)	-	36.09	-	36.09
Cdiscount S.A (“CDiscount”)	-	36.09	-	36.09
Cnova Finança B.V (“Cnova Finança”)	-	36.09	-	36.09
Financière MSR S.A.S (“Financière”)	-	36.02	-	36.02
Cdiscount Afrique S.A.S (“CDiscount Afrique”)	-	36.02	-	36.02
CD Africa SAS (“CD Africa”)	-	30.61	-	30.62
Cdiscount International BV The Netherlands (“Cdiscount Internacional”)	-	36.02	-	36.02
C-Distribution Asia Pte. Ltd. Singapore (“C-Distribution Asia”) (**)	-	-	-	21.61
CLatam AS Uruguay (“CLatam”)	-	23.66	-	25.21
Cdiscount Colombia S.A.S (“CDiscount Colombia”)	-	18.38	-	18.38
C Distribution Thailand Ltd. (“C Distribution Thailand”) (**)	-	-	-	15.13
E-Cavi Ltd Hong Kong (“E-Cavi”) (**)	-	-	-	17.29
Cdiscount Vietnam Co Ltd. (“CDiscount Vietnam”) (**)	-	-	-	17.29
Cnova France SAS (“CNova France”)	-	36.09	-	36.09
Cdiscount Côte d'Ivoire SAS Ivory Coast (“CDiscount Côte”)	-	30.62	-	30.62
Cdiscount Sénégal SAS (“CDiscount Sénégal”)	-	30.62	-	30.62
Cdiscount Panama S.A. (“CDiscount Panama”)	-	23.66	-	25.21
Cdiscount Cameroun SAS (“CDiscount Cameroun”)	-	30.61	-	30.62
Ecdiscoc Comercializadora S.A.(Cdiscount Ecuador) (“Ecdiscoc Comercializadora”)	-	23.66	-	25.21
Cdiscount Uruguay S.A. (“CDiscount Uruguay”)	-	23.66	-	25.21
Monconerdeco.com (Cdiscount Moncorner Deco) (“Monconerdeco.com”)	-	27.19	-	27.18
Cdiscount Moncorner (“CDiscount Moncorner”)	-	35.88	-	35.87

(*) See note 1.3

(**)Subsidiaries sold in 2016 (note 1.3).

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Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

3.     Basis of consolidation – Continued

3.1.   Interest in subsidiaries and associates – Continued

	Direct and indirect equity interests - %
	3.31.2016		12.31.2015
Companies	Company	Indirect interest	Company	Indirect interest
Subsidiaries
3W SAS (“3W”) (**)	-	35.88	-	35.87
3W Santé SAS (“3W Santé”)	-	33.19	-	33.18
Via Varejo S.A. (“Via Varejo”)	43.35	-	43.35	-
Indústria de Móveis Bartira Ltda. (“Bartira”)	-	43.35	-	43.35
VVLOG Logistica Ltda. (PontoCred Negócio de Varejo Ltda.) (“VVLOG Logística”)	-	43.35	-	43.35
Globex Adm e Serviços Ltda. (“Globex Adm”)	-	43.35	-	43.35
Lake Niassa Empreend. e Participações Ltda. (“Lake Niassa”)	-	43.35	-	43.35
Globex Adm. Consórcio Ltda. (“Globex Adm. Consórcio”)	-	43.35	-	43.35

Associates
Financeira Itaú CBD S/A Crédito, Financiamento e Investimento (“FIC”)	-	41.93	-	41.93
Banco Investcred Unibanco S.A. (“BINV”)	-	21.67	-	21.67
FIC Promotora de Vendas Ltda. (“FIC Promotora”)	-	41.93	-	41.93

In the individual interim financial information, equity interests are calculated considering the percentage held by CBD or its subsidiaries. In the consolidated interim financial information, the Company fully consolidates all its subsidiaries, keeping noncontrolling interests in a specific line item in shareholders’ equity.

3.3.   Associates

Investments are accounted under the equity method because these associates are entities over which the Company exercises significant influence, but not control, since (a) it is a part of the shareholders’ agreement, appointing certain officers and having veto rights in   certain relevant decisions, (b) the power over the operating and financial decisions of BINV and FIC is held by Banco Itaú Unibanco S.A (“Itaú Unibanco”).

FIC’s summarized financial statements are as follows:

	FIC
	3.31.2016	12.31.2015

Current assets	3,707	3,894
Noncurrent assets	43	38
Total assets	3,750	3,932

Current liabilities	2,825	3,070
Noncurrent liabilities	15	15
Shareholders’ equity	910	847
Total liabilities and shareholders’ equity	3,750	3,932

Statement of profit or loss:	3.31.2016	3.31.2015
Revenues	270	258
Operating income	99	99
Net income for the period	64	57

For investment calculation in FIC, the special goodwill reserve is deducted from its shareholders’ equity, since it is Itaú Unibanco’s (controlling shareholder) exclusive right.

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Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies

The significant accounting policies adopted by the Company in the preparation of the individual and consolidated interim financial information are consistent with those adopted and disclosed in Note 4 to the financial statements for the year ended December 31, 2015 disclosed July 27, 2016 and therefore should be read in conjunction with those annual financial statements.

5.      Adoption of new standards, amendments to and interpretations of existing standards issued by the IASB and CPC and standards issued but not yet effective

In 2016, the Company began to apply the annual improvements to the IFRSs referring to the 2012-2014 and changes to IAS 1, which are effective for accounting periods beginning on or after January 1, 2016. The application of these improvements did not have impacts on the disclosures or on the Company’s individual and consolidated interim financial information.

The adoption of new standards, amendments to and interpretations of existing standards issued by the IASB and CPC and standards issued but not yet effective are consistent with those adopted and disclosed in note 5 to the financial statements for the year ended December 31, 2015 disclosed July 27, 2016 and therefore should be read in conjunction with those annual financial statements.

6.      Significant accounting judgments, estimates and assumptions

Judgments, estimates and assumptions

The preparation of the Company’s individual and consolidated interim financial information requires Management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the reporting period; however, uncertainties about these assumptions and estimates may result in outcomes that require adjustments to the carrying amount of the affected asset or liability in future periods.

The significant assumptions and estimates for interim financial information for the three-month period ended March 31, 2016 were the same as those adopted in the individual and consolidated financial statements for the year ended December 31, 2015 dated July 27, 2016 and therefore should be read in conjunction.

7.      Cash and cash equivalents

The detailed information on cash and cash equivalents was presented in the annual financial statements for 2015, in note 7.

		Parent Company		Consolidated
	Rate	3.31.2016	12.31.2015	3.31.2016	12.31.2015

Cash and banks - Brazil		122	171	220	409
Cash and banks - Abroad	(*)	-	-	130	131
Financial investments - Brazil	(**)	1,388	2,076	4,089	10,446
Financial investments - Abroad	1%p.a	-	-	9	29
		1,510	2,247	4,448	11,015

(*)From the total cash and banks of R$ 130, R$ 26, is deposited in Panama in United States dollars.The other part and financial investments – abroad, in euros, are from the companies of e-commerce segment, located abroad.

(**) Financial investments as at March 31, 2016 refer substantially to repurchase agreements, paid a weighted average rate equivalent to 102.22% of the Interbank Deposit Certificate (“CDI”) and redeemable in terms of less than 90 days as of investment date.

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Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

8.      Trade receivables

The detailed information on trade receivables was presented in the annual financial statements for 2015, in note 8.

	Parent Company		Consolidated
	3.31.2016	12.31.2015	3.31.2016	12.31.2015
			(Restated)
Credit card companies	35	94	2,851	664
Sales vouchers	49	80	183	189
Consumer finance - CDCI	-	-	1,815	1,877
Trade receivable from cash and carry customers	-	-	322	355
Private label credit card	30	35	30	35
Receivables from related parties (note 12.2)	43	59	42	66
Estimated loss on doubtful accounts (note 8.1)	(2)	-	(360)	(379)
Receivables from suppliers	44	119	211	164
Extended warranties	-	-	193	211
Other trade receivables	1	-	34	28
Current	200	387	5,321	3,210

Credit card companies	-	-	29	-
Consumer finance – CDCI	-	-	106	111
Estimated losses on doubtful accounts	-	-	(12)	(13)
Noncurrent	-	-	123	98
	200	387	5,444	3,308

8.1.   Estimated losses on doubtful accounts

	Parent Company		Consolidated
	3.31.2016	3.31.2015	3.31.2016	3.31.2015
			(Restated)	(Restated)
At the beginning of the period	-	-	(392)	(354)
Loss/reversal in the period	(2)	-	(109)	(100)
Write-off of receivables	-	-	125	111
Exchange rate changes	-	-	4	(1)
At the end of the period	(2)	-	(372)	(344)

Current	(2)	-	(360)	(336)
Noncurrent	-	-	(12)	(8)

          Below is the aging list of consolidated gross receivables, by maturity period:

			Past-due receivables – Consolidated
	Total	Falling due	<30 days	30-60 days	61-90 days	>90 days

3.31.2016 – (Restated)	5,816	5,270	232	108	60	146
12.31.2015	3,700	3,252	133	82	52	181

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Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

9.       Other receivables

The detailed information on other receivables was presented in the annual financial statements for 2015, in note 9.

	Parent Company		Consolidated
	3.31.2016	12.31.2015	3.31.2016	12.31.2015
			(Restated)
Receivables from sale of fixed assets	15	20	34	38
Supplier receivables	-	-	27	21
Rental advances	10	11	10	11
Receivables from Audax	6	7	12	13
Amounts to be reimbursed	26	37	152	115
Rental receivable	62	68	79	86
Receivable from Paes Mendonça	-	-	532	532
Receivable from sale of companies	61	52	113	105
Other	15	5	11	79
	195	200	970	1,000

Current	121	133	338	375
Noncurrent	74	67	632	625

Accounts receivable from Paes Mendonça are related to amounts deriving from the payment of third-party liabilities by the subsidiaries, Novasoc and Sendas.Pursuant to contractual provisions, these accounts receivable are guaranteed by commercial lease rights (“Commercial rights”) of certain stores currently operated by the Company, Novasoc, Sendas and Xantocarpa. The maturity of the accounts receivable is linked to the lease agreements, which is currently under the tacit renewal under the same conditions previously agreed and were maintained in noncurrent assets due the possibility of converting them into commercial rights of leased stores.

10.    Inventories

The detailed information on inventories was presented in the annual financial statements for 2015, in note 10.

	Parent Company		Consolidated
	3.31.2016	12.31.2015	3.31.2016	12.31.2015
			(Restated)
Stores	1,667	1,703	4,228	4,323
Distribution centers	1,083	1,139	4,923	4,627
Real estate inventories under construction	-	-	165	165
Estimated losses on obsolescence and breakage (note 10.1)	(40)	(14)	(155)	(150)
	2,710	2,828	9,161	8,965

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Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

10.    Inventories - Continued

10.1.    Estimated losses on obsolescence and breakage

	Parent Company		Consolidated
	3.31.2016	3.31.2015	3.31.2016	3.31.2015
			(Restated)	(Restated)
At the beginning of the period	(14)	(10)	(150)	(91)
Additions	(28)	(2)	(50)	(18)
Write-offs / reversal	2	4	45	25
Exchange rate changes	-	-	-	(1)
At the end of the period	(40)	(8)	(155)	(85)

11.    Recoverable taxes

The detailed information on recoverable taxes was presented in the annual financial statements for 2015, in note 11.

	Parent Company		Consolidated
	3.31.2016	12.31.2015	3.31.2016	12.31.2015
Current			(Restated)
State value-added tax on sales and services – ICMS (note 11.1)	111	78	560	481
Social Integration Program/Contribution for Social Security Financing-PIS/COFINS	173	224	320	372
Income tax on Financial investments	13	22	15	32
Income tax and Social Contribution	41	15	66	34
Social Security Contribution - INSS	17	17	23	21
Value-Added Tax - France	-	-	163	65
Other	2	1	82	75
Total current	357	357	1,229	1,080

Noncurrent
ICMS (note 11.1)	353	412	2,206	2,256
PIS/COFINS (note 1.3)	-	-	3	5
Social Security Contribution- INSS	122	122	210	206
Total noncurrent	475	534	2,419	2,467
Total	832	891	3,648	3,547

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Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

11.    Recoverable taxes

11.1.ICMS is expected to be realized as follows:

In	Parent Company	Consolidated
		Restated
Up to one year	111	560
2017	112	451
2018	77	506
2019	37	458
2020	37	449
2021	90	287
After 2021	-	55
	464	2,766

For the ICMS tax credits, management, based on technical feasibility studies, based on growth projections and related tax payments in the normal course of the operations, understand be viable the future compensation. The studies mentioned are prepared periodically based on information extracted from Strategic Planning report, previously approved by the Board of Directors of the Company. For the accounting information as of March 31, 2016, management has monitoring controls over the progress of the plan annually established, revaluating and including eventual new elements that contribute to the realization of the expected balance.

12.  Related parties

12.1.Management and Board of Directors compensation

The expenses related to management compensation (officers appointed pursuant to the Bylaws including members of the Board of Directors and the related support committees) and Fiscal Council recorded in the Company’s statement of profit or loss for the period ended March 31, were as follows:

	Base salary		Variable compensation		Stock option plan		Total
	2016	2015	2016	2015	2016	2015	2016	2015
Board of directors (*)	1	1	-	-	-	-	1	1
Executive officers	5	8	8	5	2	1	15	14
	6	9	8	5	2	1	16	15

 (*) The compensation of the Board of Directors advisory committees (Human Resources and Compensation, Audit, Finance, Sustainable Development and Corporate Governance) is included in this line.

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Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

12.    Related parties – Continued

12.2.Balances and transactions with related parties.

The detailed information on related parties was presented in the annual financial statements for 2015, in note 12.

	Parent company
	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Sales		Purchases		Revenues (expenses)
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Controlling shareholders
Casino	-	-	-	-	15	3	13	5	-	-	-	-	(30)	(14)
Wilkes Participações	-	-	-	-	-	-	-	-	-	-	-	-	-	(1)
Euris Societé par Actions Simplifieé	-	-	-	-	-	-	-	3	-	-	-	-	(2)	-
Subsidiaries
Novasoc Comercial	-	-	218	382	-	-	-	-	-	-	-	-	1	-
Sé Supermecados	-	-	-	-	-	-	-	-	-	122	-	2	-	5
Sendas Distribuidora	33	55	644	583	28	40	-	-	77	89	67	67	29	26
Barcelona	1	1	197	29	6	6	-	-	-	-	-	-	-	-
Via Varejo	9	3	-	-	-	2	113	146	-	-	-	-	(33)	(36)
VVLOG Logística	-	-	-	-	-	-	2	1	-	-	-	-	-	-
Cnova Comércio Eletrônico	-	-	40	22	-	-	-	-	-	-	-	-	16	-
Nova Pontocom	-	-	-	-	-	-	-	-	-	-	-	-	-	6
Xantocarpa	-	-	22	15	1	1	-	-	-	-	-	-	-	-
GPA M&P	-	-	-	-	-	-	1	1	-	-	-	-	-	-
GPA Logistica	-	-	19	23	16	20	-	-	-	-	-	-	-	-
Posto Duque - Salim Maluf	-	-	-	6	-	-	2	-	-	-	-	-	-	-
Posto GPA - Santo André	-	-	-	2	-	-	-	-	-	-	-	-	-	-
Posto GPA - Império	-	-	-	4	-	-	-	-	-	-	-	-	-	-
Posto Duque - Lapa	-	-	-	2	-	-	-	-	-	-	-	-	-	-
Posto GPA - Ciara	-	-	-	2	-	-	-	-	-	-	-	-	-	-
Bellamar	-	-	-	-	-	-	108	108	-	-	-	-	-	-
Others	-	-	-	-	-	-	3	2	-	-	-	-	-	-
Subtotal	43	59	1,140	1,070	66	72	242	266	77	211	67	69	(19)	(14)

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Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

12.    Related parties – Continued

12.2.Balances and transactions with related parties - Continued

	Parent company
	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Sales		Purchases		Revenues (expenses)
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Associates
FIC	-	-	14	-	5	7	-	1	-	-	-	-	7	10
Other related parties														-
Management of Nova Pontocom	-	-	-	-	-	-	-	-	-	-	-	-	-	1
Instituto Grupo Pão de Açúcar	-	-	-	-	-	-	-	-	-	-	-	-	-	(2)
Greenyellow do Brasil Energia e Serviços Ltda ("Greenyellow")	-	-	-	-	-	-	41	-	-	-	-	-	(5)	-
Others	-	-	1	6	1	1	-	1	-	-	-	-	-	-
Subtotal	-	-	15	6	6	8	41	2	-	-	-	-	2	9
Total	43	59	1,155	1,076	72	80	283	268	77	211	67	69	(17)	(5)

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Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

12.    Related parties – Continued

12.2.   Balances and transactions with related parties – Continued

	Consolidated
	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Sales		Revenues (expenses)
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Controlling shareholder
Casino	6	8	16	-	36	23	56	86	-	-	(35)	(15)
Distribution Casino France	23	32	-	-	44	28	-	-	-	-	(34)	-
Wilkes Participações	-	-	-	-	-	-	-	-	-	-	-	(1)
Euris Societé par Actions Simplifieé	-	-	-	-	-	-	-	2	-	-	(2)	-
Almacenes Exito S.A. (Exito)	-	2	2	-	24	24	-	-	-	-	(4)	(22)
Casino subsidiaries (note 12.3)
Casino Finance International S.A. (Polca Empréstimos) (i)	-	-	-	-	-	-	1,349	364	-	-	(1)	-
C´est chez vous Societé en Nom Collectif	5	7	-	-	38	37	-	-	-	-	(21)	(11)
EMC Distribution Societé par Actions Simplifiée	-	-	-	-	48	43	-	-	-	-	-	(38)
Easydis Societé par Actions Simplifiée	-	2	-	-	1	2	-	39	1	-	-	(2)
Big C Supercenter S.A.	-	-	-	-	84	58	-	-	-	-	(49)	(39)
Franprix-Leader Price Holding AS	8	12	-	-	5	6	-	-	-	-	8	-
Others	-	3	-	-	3	4	-	69	-	-	-	23
Associates
FIC	-	-	25	10	6	9	-	3	-	-	5	13
Other related parties
Casas Bahia Comercial Ltda	-	-	268	291	-	-	-	-	-	-	(67)	(66)
Management Nova Pontocom	-	-	-	-	-	-	-	-	-	-	-	1
Instituto Grupo Pão de Açúcar	-	-	-	-	-	-	-	-	-	-	-	(2)
Viaw Consultoria Ltda	-	-	-	-	-	-	-	-	-	-	(1)	-
Greenyellow do Brasil Energia e Serviços Ltda.	-	-	-	-	-	-	41	-	-	-	(6)	-
Others	-	-	1	8	-	1	-	-	-	-	-	-
Total	42	66	312	309	289	235	1,446	563	1	-	(207)	(159)

12.3 Balances with Casino subsidiaries

(i)   Polca: Casino Group entity that has a cash centralization agreement with Cdiscount Group entities. This balance yields EONIA (Euro Overnight Index Average), plus 0.5% per annum.

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Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

13.    Investments

The detailed information on investments was presented in the annual financial statements for 2015, in note 13.

13.1.Breakdown of investments

	Parent Company
	Sé	Sendas	Novasoc	Via Varejo	Nova Pontocom (**)	NCB (*)	Luxco	Barcelona	Bellamar	GPA M&P	Others	Total (***)
Balances at 12.31.2015	-	1,349	174	1,844	-	501	(276)	770	367	120	24	4,873
Share of profit(loss) of subsidiaries and associates – (restated)	-	23	(1)	5	-	(2)	(47)	24	23	7	(2)	30
Dividends	-	-	-	-	-	-	-	-	-	(10)	-	(10)
Stock option	-	-	-	1	-	-	-	1	-	-	-	2
Write-off (note 1.3)	-	-	-	-	-	-	-	-	-	-	5	5
Other transactions (**) – (restated)	-	-	-	5	-	-	12	-	-	-	-	17
Balances at 3.31.2016 – (restated)	-	1,372	173	1,855	-	499	(311)	795	390	117	27	4,917

Balances at 12.31.2014	2,806	1,709	144	1,862	83	507	6	690	286	178	17	8,288
Share of profit(loss) of subsidiaries and associates – (restated)	4	46	(3)	104	(31)	(3)	(1)	8	21	-	4	149
Stock option	-	-	-	1	-	-	-	-	-	-	-	1
Other transactions (**)	-	-	-	(3)	(5)	-	-	-	-	-	-	(8)
Balances at 3.31.2015 – (restated)	2,810	1,755	141	1,964	47	504	5	698	307	178	21	8,430

(*)    In NCB case, the investment amount refers to the effects of the fair value measurements of the business combination. For Via Varejo, the fair value effects were considered together with the accounting investment held in this subsidiary.

(**) Includes the effects of the exchange rate changes on translation of the foreign subsidiaries’ financial information and other comprehensive income in the case of Luxco.

(***) Includes the effect of loss on investment in Luxco, in the amount of R$311. The negative shareholders equity balance of the subsidiary is recorded in liabilities in the balance sheet.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

13.    Investments – Continued

13.1.Breakdown of investments – Continued

	Consolidated
	FIC	BINV	Outros	Total
Balances at 12.31.2015	361	20	1	382
Share of profit(loss) of subsidiaries and associates	32	-	-	32
Balances at 3.31.2016	393	20	1	414

	Consolidated
	FIC	BINV	Outros	Total
Balances at 12.31.2014	373	21	7	401
Share of profit(loss) of subsidiaries and associates	30	(2)	-	28
Write-off	-	-	(6)	(6)
Exchange rate changes	-	-	(1)	(1)
Balances at 3.31.2015	403	19	-	422

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Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

14.    Property and equipment

	Parent Company
	Balance at 12.31.2015	Additions	Depreciation	Write-offs	Transfers	Balance at 3.31.2016
Land	1,272	-	-	-	2	1,274
Buildings	1,799	1	(15)	-	(39)	1,746
Leasehold improvements	1,858	3	(38)	(1)	63	1,885
Machinery and equipment	892	37	(35)	(15)	-	879
Facilities	179	3	(5)	(1)	-	176
Furniture and fixtures	375	10	(13)	(2)	-	370
Vehicles	3	-	-	(1)	1	3
Construction in progress	73	85	-	-	(24)	134
Other	50	-	(3)	(2)	(1)	44
Total	6,501	139	(109)	(22)	2	6,511

Finance lease
IT equipment	7	-	(1)	-	(1)	5
Buildings	17	-	-	-	-	17
	24	-	(1)	-	(1)	22
Total	6,525	139	(110)	(22)	1	6,533

	Parent Company
	Balance at 12.31.2014	Additions	Depreciation	Write-offs	Transfers	Balance at 03.31.2015
Land	1,213	-	-	(7)	5	1,211
Buildings	1,853	1	(15)	-	-	1,839
Leasehold improvements	1,635	2	(32)	(1)	56	1,660
Machinery and equipment	806	66	(36)	(2)	(1)	833
Facilities	161	3	(4)	-	1	161
Furniture and fixtures	312	25	(11)	(1)	-	325
Vehicles	17	2	(1)	-	-	18
Construction in progress	65	55	-	-	(62)	58
Other	38	9	(4)	-	(4)	39
Total	6,100	163	(103)	(11)	(5)	6,144

Finance lease
IT equipment	7	-	(1)	-	-	6
Buildings	18	-	-	-	-	18
	25	-	(1)	-	-	24
Total	6,125	163	(104)	(11)	(5)	6,168

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

14.    Property and equipment - Continued

	Parent Company
	Balance at 3.31.2016			Balance at 12.31.2015
	Cost	Acculated depreciation	Net	Cost	Acculated depreciation	Net
Land	1,274	-	1,274	1,272	-	1,272
Buildings	2,697	(951)	1,746	2,759	(960)	1,799
Leasehold improvements	3,020	(1,135)	1,885	3,208	(1,350)	1,858
Machinery and equipment	1,890	(1,011)	879	2,005	(1,113)	892
Facilities	398	(222)	176	410	(231)	179
Furniture and fixtures	816	(446)	370	823	(448)	375
Vehicles	7	(4)	3	10	(7)	3
Construction in progress	134	-	134	73	-	73
Other	109	(65)	44	131	(81)	50
	10,345	(3,834)	6,511	10,691	(4,190)	6,501

Finance lease
IT equipment	37	(32)	5	38	(31)	7
Buildings	34	(17)	17	34	(17)	17
	71	(49)	22	72	(48)	24
Total	10,416	(3,883)	6,533	10,763	(4,238)	6,525

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

14.    Property and equipment - Continued

	Consolidated
	Balance at 12.31.2015	Additions	Depreciation	Deconsolidation (*)	Write-offs	Transfers	Exchange variation	Balance at 3.31.2016 (Restated)
Land	1,464	-	-	-	-	14	-	1,478
Buildings	2,023	5	(16)	-	-	(33)	-	1,979
Leasehold improvements	3,675	30	(68)	(2)	(11)	87	-	3,711
Machinery and equipment	1,676	61	(71)	(1)	(17)	3	-	1,651
Facilities	422	13	(13)	(4)	(3)	4	(1)	418
Furniture and fixtures	701	24	(23)	-	(2)	1	(1)	700
Vehicles	75	1	(1)	-	(4)	-	-	70
Construction in progress	172	153	-	-	(1)	(75)	-	249
Other	97	6	(6)	-	(2)	1	-	96
Total	10,305	292	(198)	(7)	(40)	2	(2)	10,352

Finance lease
Equipment	13	-	(1)	-	-	-	-	12
IT equipment	31	1	(5)	-	-	-	-	27
Facilities	1	-	-	-	-	-	-	1
Furniture and fixtures	6	-	-	-	-	-	-	6
Buildings	21	-	-	-	-	-	-	21
	72	1	(6)	-	-	-	-	67
Total	10,377	293	(204)	(7)	(40)	2	(2)	10,419

 (*) See note 1.3.

	Consolidated
	Balance at 12.31.2014	Additions	Depreciation	Write-offs	Transfers	Exchange rate changes	Balance at 03.31.2015 (Restated)
Land	1,449	-	-	(7)	6	-	1,448
Buildings	2,047	11	(16)	-	-	-	2,042
Leasehold improvements	3,182	60	(56)	(2)	103	-	3,287
Machinery and equipment	1,605	119	(74)	(12)	9	-	1,647
Facilities	381	14	(11)	-	7	1	392
Furniture and fixtures	601	45	(22)	(3)	2	1	624
Vehicles	121	3	(3)	(1)	-	-	120
Construction in progress	166	84	-	-	(127)	-	123
Other	73	19	(7)	-	(4)	-	81
Total	9,625	355	(189)	(25)	(4)	2	9,764

Finance lease
Equipment	16	-	(1)	-	(1)	-	14
IT equipment	26	-	(5)	-	1	-	22
Facilities	1	-	-	-	-	-	1
Furniture and fixtures	7	-	-	-	-	-	7
Vehicles	1	-	-	-	-	-	1
Buildings	23	-	-	-	-	-	23
	74	-	(6)	-	-	-	68
Total	9,699	355	(195)	(25)	(4)	2	9,832

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

14.    Property and equipment – Continued

	Balance at 3.31.2016			Balance at 12.31.2015
	Cost (Restated)	Accumulated depreciation	Net (Restated)	Cost	Accumulated depreciation	Net
Land	1,478	-	1,478	1,464	-	1,464
Buildings	2,985	(1,006)	1,979	3,036	(1,013)	2,023
Leasehold improvements	5,352	(1,641)	3,711	5,548	(1,873)	3,675
Machinery and equipment	3,336	(1,685)	1,651	3,454	(1,778)	1,676
Facilities	789	(371)	418	799	(377)	422
Furniture and fixtures	1,337	(637)	700	1,349	(648)	701
Vehicles	103	(33)	70	111	(36)	75
Construction in progress	249	-	249	172	-	172
Other	208	(112)	96	227	(130)	97
	15,837	(5,485)	10,352	16,160	(5,855)	10,305

Finance lease
Equipment	36	(24)	12	36	(23)	13
IT equipment	200	(173)	27	199	(168)	31
Facilities	2	(1)	1	2	(1)	1
Furniture and fixtures	15	(9)	6	15	(9)	6
Buildings	43	(22)	21	43	(22)	21
	296	(229)	67	295	(223)	72
Total	16,133	(5,714)	10,419	16,455	(6,078)	10,377

14.1.   Capitalized borrowing costs

The consolidated borrowing costs for the three-month period ended March 31, 2016 were R$3 (R$4 for the three-month period ended March 31, 2015). The rate used to determine the borrowing costs eligible for capitalization was 104.60% of the CDI (104.63 % of the CDI for the period ended March 31, 2015), corresponding to the effective interest rate on the Company’s borrowings.

14.2.   Additions to property and equipment

	Parent Company		Consolidated
	3.31.2016	3.31.2015	3.31.2016	3.31.2015

Additions	139	163	293	355
Finance lease	-	-	(1)	-
Capitalized interest	(2)	(2)	(3)	(4)
Property and equipment financing - Additions	(129)	(142)	(199)	(168)
Property and equipment financing - Payments	145	192	194	230
Total	153	211	284	413

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Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

14.    Property and equipment – Continued

14.3.   Other information

As at March 31, 2016, the Company and its subsidiaries recorded in cost of goods sold and services sold the amount of R$11 (R$12 as at March 31, 2015) in parent company and R$31 (R$32 as at March 31, 2015) in consolidated referring to the depreciation of its fleet of trucks, machinery, buildings and facilities related to the distribution centers.

The Company monitored the plan for impairment test performed on December 31, 2015 and there were no significant discrepancies indicating loss or need to perform a new impairment test on March 31, 2016.

15.    Intangible assets

The detailed information on intangible assets was presented in the annual financial statements for 2015, in note 15.

	Parent company
	Balance at 12.31.2015	Additions	Amortization	Write-off	Balance at 3.31.2016
Goodwill - home appliances	179	-	-	-	179
Goodwill - retail	503	-	-	-	503
Commercial rights - retail	46	-	-	-	46
Software and implementation	583	22	(25)	(1)	579
Software - capital leasing	9	79	-	-	88
Total	1,320	101	(25)	(1)	1,395

	Parent company
	Balance at 12.31.2014	Additions	Amortization	Balance at 3.31.2015
Goodwill - home appliances	179	-	-	179
Goodwill - retail	394	-	-	394
Commercial rights - retail	43	-	-	43
Software and implementation	579	24	(24)	579
Total	1,195	24	(24)	1,195

	Balance at 3.31.2016			Balance at 12.31.2015
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net

	179	-	179	179	-	179
Goodwill - home appliances	1,361	(858)	503	1,361	(858)	503
Goodwill - retail	46	-	46	46	-	46
Commercial rights - retail	1,066	(487)	579	1,046	(463)	583
Software and implementation	88	-	88	9	-	9
Software - capital leasing	2,740	(1,345)	1,395	2,641	(1,321)	1,320

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

15.    Intangible assets – Continued

	Consolidated
	Balance at 12.31.2015	Additions	Amortization	Write-Off	Transfers	Corporate restructuring (*)	Exchange rate changes	Balance at 3.31.2016 (Restated)
Goodwill - cash and carry	362	-	-	-	-	-	-	362
Goodwill - home appliances	920	-	-	-	-	-	-	920
Goodwill - retail	747	-	-	-	-	-	-	747
Goodwill - e-commerce	243	-	-	-	-	-	(11)	232
Brand - cash and carry	39	-	-	-	-	-	-	39
Brand - home appliances	2,061	-	-	-	-	-	-	2,061
Brand - e-commerce	21	-	-	-	-	-	(1)	20
Commercial rights - home appliances	570	-	(1)	-	-	-	-	569
Commercial rights - retail	46	-	-	-	-	-	-	46
Commercial rights - cash and carry	34	-	-	-	-	-	-	34
Costumer relationship - home appliances	-	-	-	-	-	-	-	-
Lease agreement – under advantageous condition	70	-	(4)	-	-	-	-	66
Contractual rights	148	-	(7)	-	-	-	-	141
Software	1,127	57	(61)	(19)	43	(15)	(10)	1,122
Softwares capital leasing	89	79	(3)	-	-	-	-	165
Others	66	24	-	-	(46)	1	(2)	43
Total	6,543	160	(76)	(19)	(3)	(14)	(24)	6,567

 (*) See note 1.3.3.

	Consolidated
	Balance at 12.31.2014	Additions	Amortization	Write-off	Transfers	Exchange rate changes	Balance at 03.31.2015 (Restated)
Goodwill - cash and carry	362	-	-	-	-	-	362
Goodwill - home appliances	920	-	-	-	-	-	920
Goodwill - retail	747	-	-	-	-	-	747
Goodwill - e-commerce	254	-	-	-	-	22	276
Brand - cash and carry	39	-	-	-	-	-	39
Brand - home appliances	2,061	-	-	-	-	-	2,061
Brand - e-commerce	30	-	-	-	-	3	33
Commercial rights - home appliances	574	-	(1)	-	-	-	573
Commercial rights - retail	46	-	-	-	-	-	46
Commercial rights - cash and carry	34	-	-	-	-	-	34
Costumer relationship - home appliances	2	-	-	-	-	-	2
Lease agreement – under advantageous condition - NCB	97	-	(6)	-	-	-	91
Contractual Rights	179	-	(8)	-	-	-	171
Software	965	55	(49)	(17)	20	14	988
Software CL	91	-	(3)	-	-	-	88
Other	47	27	-	(1)	(19)	4	58
Total	6,448	82	(67)	(18)	1	43	6,489

.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

15.    Intangible assets – Continued

	Balance at 3.31.2016			Balance at 12.31.2015
	Cost (Restated)	Accumulated amortization	Net (Restated)	Cost	Accumulated amortization	Net

Goodwill - cash and carry (note 15.1)	371	(9)	362	371	(9)	362
Goodwill - home appliances (note 15.1)	920	-	920	920	-	920
Goodwill - retail (note 15.1)	1,848	(1,101)	747	1,848	(1,101)	747
Goodwill - e-commerce (note 15.1)	232	-	232	243	-	243
Brand - cash and carry	39	-	39	39	-	39
Brand - home appliances	2,061	-	2,061	2,061	-	2,061
Brand - e-commerce	16	4	20	21	-	21
Commercial rights - home appliances	636	(67)	569	637	(67)	570
Commercial rights - retail	46	-	46	46	-	46
Commercial rights - cash and carry	34	-	34	34	-	34
Costumer relationship - home appliances	34	(34)	-	35	(35)	-
Lease agreement under advantageous condition - NCB	293	(227)	66	290	(220)	70
Contractual Rights	187	(46)	141	187	(39)	148
Software	1,957	(835)	1,122	1,932	(805)	1,127
Software capital leasing	200	(35)	165	122	(33)	89
Other	58	(15)	43	81	(15)	66
Total	8,932	(2,365)	6,567	8,867	(2,324)	6,543

15.1.Impairment testing of goodwill and intangible assets

Goodwill and intangible assets were tested for impairment as at December 31, 2015 according to the method described in note 4 - Significant accounting policies, in the financial statements for the year ended December 31, 2015 released on July 27, 2016.

The Company monitored the plan for impairment test performed on December 31, 2015 and there were no enough significant discrepancies indicating loss or need to perform a new impairment test on March 31, 2016.

15.2.Additions to intangible assets

	Parent Company		Consolidated
	3.31.2016	3.31.2015	3.31.2016 (Restated)	3.31.2015 (Restated)
Additions	101	24	160	82
Finance lease	(79)	-	(79)	-
Others accounts payable	-	-	-	11
Intangible assets financing - Additions	-	(3)	-	(3)
Intangible assets financing - Payments	2	6	2	6
Total	24	27	83	96

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

16.    Trade payables

The detailed information on trade payables was presented in the annual financial statements for 2015, in note 16.

	Parent Company		Consolidated
	3.31.2016	12.31.2015	3.31.2016	12.31.2015
			(Restated)
Product suppliers	2,856	4,446	10,373	15,590
Service suppliers	137	142	1,071	772
Rebates	(335)	(485)	(595)	(854)
	2,658	4,103	10,849	15,508

17.    Borrowings and financing

The detailed information on borrowings and financing was presented in the annual financial statements for  2015, in note 17.

17.1.Debt breakdown

		Parent Company		Consolidated
	Weighted average rate	3.31.2016	12.31.2015	3.31.2016	12.31.2015

Current
Debentures and promissory note
Debentures, net (note 17.4)		5	38	5	38
Promissory note, net		517	-	517	-
		522	38	522	38
Borrowings and financing
Local currency
BNDES	TJLP(*) + 3.60 per year	62	82	62	82
BNDES	3.46% per year	7	9	14	16
IBM	CDI(**) - 0.71% per year	-	-	28	27
Working capital	108.21% of CDI	782	111	989	111
Working capital	14.60% per year	-	-	2,294	2,308
Working capital	TR(***) + 9.98% per year	2	1	7	5
Sale of receivables	109% of CDI	-	-	5	4
Finance lease (note 23)		36	30	52	44
Borrowing cost		(2)	(1)	(1)	(2)
		887	232	3,450	2,595
Foreign currency
Working capital	USD + 2.49% per year	1,207	857	2,281	1,656
Swap contracts (note 17.7)	104.50% of CDI	(201)	(299)	(248)	(475)
		1,006	558	2,033	1,181
Total current		2,415	828	6,005	3,814

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

17.    Borrowings and financing - Continued

17.1.     Debt breakdown - Continued

		Parent Company		Consolidated
Noncurrent	Weighted average rate	3.31.2016	12.31.2015	3.31.2016	12.31.2015

Debentures and promissory note
Debentures, net (note 17.4)		898	897	898	897

Borrowings and financing
Local currency
BNDES	TJLP(*) + 3.60 per year	-	-	-	-
BNDES	2.70% per year	8	9	48	51
IBM	CDI - 0.71% per year	-	-	56	68
Working capital	14.63% per year	-	-	172	167
Working capital	104.93% of CDI	239	980	239	1,131
Working capital	TR + 9.98 % per year	21	20	127	126
Finance lease (note 23)		175	117	276	220
Swap contracts (note 17.7)	101.40% of CDI	-	-	(1)	2
Borrowing cost		(3)	(3)	(7)	(7)
		440	1,123	910	1,758
Foreign currency
Working capital	USD + 2.14% per year	1,066	1,443	1,348	1,756
Swap contracts (note 17.7)	101.6% of CDI	(3)	(186)	(36)	(247)
		1,063	1,257	1,312	1,509
Total noncurrent		2,401	3,277	3,120	4,164
Total loans and borrowings		4,816	4,105	9,125	7,978

17.2.Changes in borrowings

	Parent Company	Consolidated
At December 31, 2015	4,105	7,978
Additions - working capital	900	2,409
Additions - finance lease	79	80
Accrued interest	99	208
Accrued swap	282	455
Mark-to-market	(27)	(35)
Monetary and exchange rate changes	(237)	(379)
Borrowing cost	1	1
Interest paid	(110)	(197)
Payments	(305)	(1,409)
Swap paid	29	14
At March 31, 2016	4,816	9,125

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

17.    Borrowings and financing - continued

17.2.Changes in borrowings - Continued

	Parent Company	Consolidated
At December 31, 2014	5,526	9,728
Additions	215	1,571
Accrued interest	136	245
Accrued swap	(178)	(211)
Mark-to-market	1	1
Monetary and exchange rate changes	199	236
Borrowing cost	1	1
Interest paid	(103)	(235)
Payments	(296)	(1,955)
Swap paid	(19)	(19)
At March 31, 2015	5,482	9,362

17.3.Maturity schedule of borrowings and financing recorded in noncurrent liabilities

Year	Parent Company	Consolidated
2017	1,460	1,920
2018	817	880
2019	48	96
After 2020	80	233
Subtotal	2,405	3,129

Borrowing costs	(4)	(9)
Total	2,401	3,120

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

17.    Borrowings and financing – Continued

17.4Debentures and promissory note

				Date				Parent Company		Consolidated
	Type	Issue Amount	Outstanding debentures and promissory note	Issue	Maturity	Annual financial charges	Unit price	3.31.2016	12.31.2015	3.31.2016	12.31.2015
Parent Company
12th Issue – CBD	No preference	900,000	900,000	9/12/14	9/12/19	107.00% of CDI	1,007	906	939	906	939
1st issue - promissory note - CBD	No preference	500,000	10	1/8/16	7/6/16	1.49% p.a	50,000	518	-	518	-

Borrowing cost								(4)	(4)	(4)	(4)
Parent Company/Consolidated - current and noncurrent								1,420	935	1,420	935
Current liabilities								522	38	522	38
Noncurrent liabilities								898	897	898	897

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

17.    Borrowings and financing – Continued

17.4.     Debentures and promissory note – Continued

GPA is required to maintain certain debt financial covenants in connection with the issues made. These ratios are calculated based on consolidated financial statements of the Company prepared in accordance with accounting practices adopted in Brazil, in the respective issuing Company as follows: (i) net debt (debt minus cash and cash equivalents and trade accounts receivable) not greater than equity and (ii) consolidated net debt/EBITDA ratio lower than or equal to 3.25. At March 31, 2016, GPA complied with these ratios.

17.5.     Borrowings in foreign currencies

On March 31, 2016 GPA had loans in foreign currencies (dollar and euro) to strengthen its working capital, maintain its cash strategy, lengthen its debt profile and make investments, being the last due date in October, 2018

For a part of the transactions, GPA is required to maintain certain debt financial covenants. These ratios are calculated based on consolidated financial statements of the Company prepared in accordance with accounting practices adopted in Brazil, in the respective issuing Company as follows: (i) net debt (debt minus cash and cash equivalents and trade accounts receivable) not greater than equity and (ii) consolidated net debt/EBITDA ratio lower than or equal to 3.25. At March 31, 2016, GPA complied with these ratios.

17.6.     Guarantees

The Company signed promissory notes for some borrowings agreements.

17.7.     Swap contracts

The Company uses swap transactions for 100% of its borrowings denominated in US dollars and fixed interest rates, exchanging these obligations for Real linked to CDI (floating) interest rates. These contracts have a total debt term and protect the interest and the principal and are signed, with the same due dates and with same counterparty. The weighted average annual rate of CDI as of March 2016 was 13.73% (11.26% in 2015).

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

18.    Financial instruments

The detailed information on financial instruments was presented in the annual financial statements for 2015, in note 18.

The main financial instruments and their carrying amounts in the interim financial information, by category, are as follows:

	Parent Company		Consolidated
	Carrying amount		Carrying amount
	3.31.2016	12.31.2015	3.31.2016	12.31.2015
Financial assets:			(Restated)
Loans and receivables (including cash)
Cash and cash equivalents	1,510	2,247	4,448	11,015
Trade receivables and other receivables	395	587	6,414	4,308
Related parties - assets (*)	1,155	1,076	312	309
Financial liabilities:
Other financial liabilities - amortized cost
Related parties -liabilities (*)	(283)	(268)	(1,446)	(563)
Trade payables	(2,658)	(4,103)	(10,849)	(15,508)
Financing for purchase of assets	(41)	(104)	(74)	(118)
Acquisition of non-controlling interest	-	-	(107)	(104)
Debentures	(1,420)	(935)	(1,420)	(935)
Borrowings and financing	(1,305)	(1,355)	(4,228)	(4,222)
Suppliers - structured	-	-	(350)	(1,055)
Fair value through profit or loss
Loans and financing, including derivatives	(2,091)	(1,815)	(3,477)	(2,821)
Net exposure	(4,738)	(4,670)	(10,777)	(9,694)

(*)Transactions with related parties refer mainly to transactions between the Company and its subsidiaries and other related entities and were substantially accounted for in accordance with the prices, terms and conditions agreed between the parties.

The fair value of other financial instruments detailed in table above approximates the carrying amount based on the existing terms and conditions. The financial instruments measured at amortized cost, the related fair values of which differ from the carrying amounts, are disclosed in note 18.3.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

18.    Financial instruments – Continued

18.1.       Considerations on risk factors that may affect the business of the Company and its subsidiaries:

(i)      Capital risk management

The main objective of the Company’s capital management is to ensure that the Company sustains its credit rating and a well-defined equity ratio, in order to support businesses and maximize shareholder value. The Company manages the capital structure and makes adjustments taking into account changes in the economic conditions.

There were no changes as to objectives, policies or processes during the year ended March 31, 2016.

	Parent Company		Consolidated
	3.31.2016	12.31.2015	3.31.2016	12.31.2015
Cash and cash equivalents	1,510	2,247	4,448	11,015
Suppliers – structured program(**)	-	-	(350)	(1,055)
Borrowings and financing	(4,816)	(4,105)	(9,125)	(7,978)
Other liabilities with related parties (note 12.2) (*)	-	-	(1,349)	(364)

 (*) Represents loans of CDiscount with Casino Finance International S.A. (“Polca”).

(**)Suppliers – structured program refers to financial liabilities with suppliers which due dates were extended during three-month period ended March 31, 2016 and year 2015. Due to characteristics of commercial negotiations between suppliers and the Company, these financial liabilities were included in programs with banks, utilizing Company’s credit lines, with implied financial cost of 112,0% of CDI. The Company understands that this transaction has specific nature and classifies separately from the caption Suppliers.

(ii)     Liquidity risk management

The Company manages liquidity risk through the daily follow-up of cash flows, control of maturities of financial assets and liabilities, and a close relationship with the main financial institutions.

The table below summarizes the aging profile of the Company’s financial liabilities as at March 31, 2016.

18.1.1 Parent Company

	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	2,192	1,424	20	3,636
Debentures and promissory note	667	1,159	-	1,826
Derivatives	21	118	2	141
Finance lease	52	191	149	392
Trade payables	2,658	-	-	2,658
Total	5,590	2,892	171	8,653

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

18.    Financial instruments – Continued

18.1.   Considerations on risk factors that may affect the business of the Company and its subsidiaries – Continued

 (ii)   Liquidity management risk – Continued

18.1.2 Consolidated

	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	5,943	2,064	124	8,131
Debentures and promissory note	667	1,159	-	1,826
Derivatives	77	101	13	191
Finance lease	81	292	193	566
Trade payables - restated	10,849	-	-	10,849
Suppliers - structured program	350	-	-	350
Acquisition of noncontrolling interest	79	28	-	107
Sale of receivables	5		-	5
Total	18,051	3,644	330	22,025

(iii)    Derivative financial instruments

		Consolidated
		Notional value		Fair value
		3.31.2016	12.31.2015	3.31.2016	12.31.2015
Fair value hedge
Purpose of hedge (debt)		3,419	2,760	3,762	3,512

Long position (buy)
Prefixed rate	TR+9.98% per year	130	131	130	131
US$ + fixed	2.36% per year	3,070	2,629	3,442	3,427
EUR + fixed	1.60% per year	220	-	205	-
		3,420	2,760	3,777	3,558
Short position (sell)
	103.37% per year	(3,420)	(2,760)	(3,492)	(2,838)
Net hedge position			-	285	720

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

18.    Financial instruments – Continued

18.1.   Considerations on risk factors that may affect the business of the Company and its subsidiaries – Continued

(iii)   Derivative financial instruments - continued

Realized and unrealized gains and losses on these contracts during the three-month period ended March 31, 2016 are recorded in financial income (expenses), net and the balance receivable at fair value is R$284 (R$720 as at December 31, 2015), recorded in line item  “Borrowings and financing”.

The effects of the fair value hedge recorded in the statement of profit or loss for the three-month period ended March 31, 2016 were a gain of R$34 (gain of R$208 as at March 31, 2015).

18.2.   Sensitivity analysis of financial instruments

The Company disclosed the net exposure of the derivatives financial instruments, corresponding financial instruments and certain financial instruments in the sensitivity analysis chart below, for each of the scenarios mentioned:

For the probable scenario, exchange rate weighted was R$3.91 on the due date, and the interest rate weighted was 14.53% per year. The sources used were the same as those of the annual financial statements for 2015.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

18.    Financial instruments – Continued

18.2.   Sensitivity analysis of financial instruments - continued

(i)      Other financial instruments

			Market projection
Operations	Risk (CDI increase)	Balance at 3.31.2016	Scenario I	Scenario II	Scenario III

Fair value hedge (fixed rate)	101.40% of CDI	(129)	(192)	(199)	(204)
Fair value hedge (exchange rate)	103.37% of CDI	(3,363)	(4,468)	(4,558)	(4,646)
Debentures	107% of CDI	(906)	(1,040)	(1,073)	(1,107)
Promissory note	CDI + 1.49%	(518)	(592)	(610)	(629)
Bank loans - CBD	106.97% of CDI	(1,021)	(1,172)	(1,210)	(1,248)
Leases	100.19% of CDI	(85)	(97)	(100)	(103)
Leases	95.31% of CDI	(97)	(110)	(113)	(116)
Bank loans- Via Varejo	CDI - 0.71%	(84)	(96)	(99)	(102)
Bank loans - Barcelona	108% of CDI	(157)	(180)	(186)	(192)
Total borrowings and financing exposure		(6,360)	(7,947)	(8,148)	(8,347)

Cash and cash equivalents (*)	102.22% of CDI	4,089	4,673	4,819	4,965
Net exposure		(2,271)	(3,274)	(3,329)	(3,382)
Net effect - loss			(1,003)	(1,058)	(1,111)
(*) weighted average

The Company has a net exposure (between trade payables and financial investments abroad) of US$ 14 million and €11 million, besides investments in foreign entities amounting to €3 million. Management did not apply the sensibility tests related to exchange exposure since the amounts were considered not relevant.

In addition, Company has a borrowing balance of R$ 1,349 with Casino’s group company Polca, yields EONIA + 0.5% per year. Considering that part of that interest rate is post-fixed and not representative, Company is not exposed to relevant variation of this interest rate and, therefore, with no sensibility analysis required for this exposure.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

18.    Financial instruments – Continued

18.3.   Fair value measurements

The Company discloses the fair value of financial instruments measured at fair value and of financial instruments measured at amortized cost, the fair value of which differ from the carrying amount, in accordance with CPC 46 (“IFRS13”), which refer to the concepts of measurement and disclosure requirements.

The fair values of cash and cash equivalents, trade receivables, short and long-term debt and trade payables are equivalent to their carrying amounts.

The table below presents the fair value hierarchy of financial assets and liabilities measured at fair value and of financial instruments measured at amortized cost, the fair value of which is disclosed in the financial statements:

	Carrying amount at 3.31.2016	Fair value at 3.31.2016	Fair value measurement at the end of the reporting period using other significant observable assumptions
Financial instruments at fair value through profit (loss)
Cross-currency interest rate swaps	284	284	level 2
Interest rate swaps	1	1	level 2
Borrowings and financing (fair value)	(3,762)	(3,762)	level 2

Financial instruments at amortized cost, in which the fair value is disclosed
Borrowings and financing (amortized cost)	(5,648)	(5,551)	level 2
Total	(9,125)	(9,028)

There were no changes between the fair value measurements levels in the three-month period ended March 31, 2016.

•       Cross-currency and interest rate swaps and borrowings and financing are classified in level 2 since the fair value of such financial instruments was determined based on readily observable market inputs, such as expected interest rate and current and future foreign exchange rate.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

18.    Financial instruments – Continued

18.4.   Consolidated position of derivative transactions

The consolidated position of outstanding derivative transactions is presented in the table below:

Outstanding					Amount payable or receivable		Fair value
Description	Counterparties	Notional value	Contracting date	Maturity	3.31.2016	12.31.2015	3.31.2016	12.31.2015
Exchange swaps
registered with CETIP
(US$ x CDI)
	Tokyo Bank	US$ 75	1/14/2014	1/10/2017	83	110	84	113
	JP Morgan Bank	US$ 50	3/19/2014	3/21/2016	-	77	-	82
	Mizuho	US$ 50	10/31/2014	10/31/2017	53	70	52	69
	Citibank	US$ 85	11/21/2014	11/21/2016	80	109	82	112
	Tokyo Bank	US$ 75	1/2/2015	12/29/2016	68	94	69	98
	Citibank	US$ 5	1/28/2015	1/28/2016	-	6	-	7
	HSBC	US$ 100	2/25/2015	11/25/2016	66	100	69	102
	Bradesco	US$ 100	4/27/2015	4/24/2016	22	66	24	76
	Citibank	US$ 50	4/10/2015	4/10/2017	20	38	21	37
	Citibank	US$ 30	4/14/2015	4/17/2017	12	22	13	22
	Tokyo Bank	US$ 50	7/31/2015	7/31/2017	9	(1)	8	-
	Bank of America	US$ 40	9/14/2015	9/14/2017	(14)	26	(10)	26
	Scotiabank	US$ 50	9/30/2015	9/29/2017	(24)	(7)	(15)	(4)
	Agricole	EUR 50	10/7/2015	10/8/2018	(23)	(13)	(13)	(18)
	Itaú BBA	US$ 50	10/27/2015	1/17/2017	(26)	(3)	(19)	(1)
	Bradesco	US$ 50	3/3/2016	06/03/2017	(21)	-	(15)	-
	Scotiabank	US$ 50	1/15/2016	1/16/2018	(29)	-	(19)	-
	Bradesco	US$ 50	2/1/2016	10/28/2016	(28)	-	(24)	-
	Santander	US$ 47	2/22/2016	2/16/2017	(25)	-	(22)	-
Interest rate swap
registered with CETIP
(fixed rate x CDI)
	Itaú BBA	R$ 54	1/14/2015	1/5/2027	1	(1)	-	(1)
					224	693	285	720

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

19.     Taxes and contributions payable and taxes payable in installments

The detailed information on taxes and contributions payable and taxes payable in installments was presented in the annual financial statements for 2015, in note 19.

19.1.   Taxes and contributions payable and taxes payable in installments

	Parent Company		Consolidated
	3.31.2016	12.31.2015	3.31.2016	12.31.2015

PIS and COFINS	25	16	525	396
Provision for income tax and social contribution	-	3	13	52
ICMS	26	27	159	154
Others	-	9	153	148
	51	55	850	750

Taxes payable in installments - Law 11,941/09	637	644	637	644
Others	7	8	8	8
	644	652	645	652

Current	132	135	932	830
Noncurrent	563	572	563	572

19.2.   Maturity schedule of taxes payable in installments in noncurrent liabilities will occur as follows:

In	Parent Company and Consolidated
2017	61
2018	78
2019	77
2020	77
After 2021	270
563

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

20.    Income tax and social contribution

The detailed information on income tax and social contribution was presented in the annual financial statements for 2015, in note 20.

20.1.   Income and social contribution tax expense reconciliation

	Parent Company		Consolidated
	3.31.2016	3.31.2015	3.31.2016	3.31.2015
	(Restated)	(Restated)	(Restated)	(Restated)
Profit before income tax and social contribution	(80)	208	(140)	405
Income tax and social contribution at the nominal rate of 25% for the Company and 34% for subsidiaries	21	(52)	42	(118)
Deferred income tax over carrying amount not recognized	-	-	(67)	(27)
Tax penalties	-	(2)	-	(2)
Share of profit of subsidiaries and associates	7	37	11	8
Effect of tax rates in foreign entities	-	-	5	-
Reversal of deferred income tax and social contribution	-	-	(20)	-
Other permanent differences (nondeductible)	1	1	12	(14)
Effective income tax and social contribution	29	(16)	(17)	(153)

Income tax and social contribution for the period:
Current	6	-	(24)	(96)
Deferred	23	(16)	7	(57)
Deferred income tax and social contribution expense	29	(16)	(17)	(153)
Effective rate	36.25%	7.69%	-12.14%	37.78%

CBD does not pay social contribution based on a final and unappealable court decision in the past; therefore its nominal rate is 25%.

20.2.   Breakdown of deferred income tax and social contribution

	Parent Company		Consolidated
	3.31.2016	12.31.2015	3.31.2016	12.31.2015
			Restated	Restated

Tax losses	12	-	214	232
Provision for risks	151	141	365	344
Provision for temporary differences write-off	-	-	(79)	(59)
Provision for derivative transactions taxed on a cash basis	(87)	(107)	(81)	(100)
Estimated loss on doubtful accounts	2	1	108	106
Provision for current expenses	9	5	82	68
Goodwill tax amortization	(15)	(10)	(617)	(595)
Present value adjustment	1	1	(4)	(12)
Lease adjustment	8	5	(50)	(48)
Mark-to-market adjustment	(8)	(2)	(9)	(2)
Fair value of assets acquired in business combination	-	-	(788)	(790)
Technological innovation – future realization	(18)	(18)	(18)	(18)
Depreciation of fixed assets as per tax rates	(43)	(25)	(42)	(20)
Provision of Morzan arbitration	50	50	50	50
Other	11	9	85	66
Deferred income tax and social contribution	73	50	(784)	(778)

Noncurrent assets	73	50	364	406
Noncurrent liabilities	-	-	(1,148)	(1,184)
Income tax and social contribution	73	50	(784)	(778)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

20.    Income tax and social contribution – Continued

20.2.   Breakdown of deferred income tax and social contribution – Continued

The Company estimates to recover these deferred tax assets as follows:

Year	Parent Company	Consolidated
2016	34	227
2017	26	80
2018	13	33
2019	-	9
After 2020	-	15
	73	364

20.3.   Changes in deferred income tax and social contribution

	Parent Company		Consolidated
	3.31.2016	3.31.2015	3.31.2016	3.31.2015
			Restated
At the beginning of the period	50	56	(778)	(642)
Expense for the period	23	(16)	7	(57)
Exchange rate changes	-	-	(6)	11
Other	-	(1)	(7)	12
At the end of the period	73	39	(784)	(676)

21.    Accounts payable related to acquisition of companies

	Consolidated
	3.31.2016	12.31.2015

Interest acquisition in Assaí	7	7
Interest acquisition in Sendas	73	69
Interest acquisition in Cdiscount Colombia S.A.S	27	28
	107	104

Current liabilities	80	76
Noncurrent liabilities	27	28

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

22.    Provision for risks

The provision for risks is estimated by the Company’s management, supported by its legal counsel. The provision was recognized in an amount considered sufficient to cover probable losses.

22.1. Parent Company

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Regulatory	Total
Balance at December 31, 2015	63	187	152	71	17	490
Additions	5	2	12	8	6	33
Payments	-	-	(8)	(2)	(3)	(13)
Reversals	-	(3)	(1)	(8)	(3)	(15)
Inflation adjustment	3	8	4	4	1	20
Balance at March 31, 2016	71	194	159	73	18	515

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Regulatory	Total
Balance at December 31, 2014	40	190	168	72	13	483
Additions	-	1	5	6	1	13
Payments	-	-	(4)	-	(1)	(5)
Reversals	-	(10)	-	(13)	-	(23)
Inflation adjustment	1	6	4	4	1	16
Balance at March 31, 2015	41	187	173	69	14	484

22.2. Consolidated

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Regulatory	Total
Balance at December 31, 2015	103	414	597	248	34	1,396

Additions	4	4	88	61	13	170
Payments	-	-	(35)	(29)	(6)	(70)
Reversals	(4)	(12)	(34)	(44)	(7)	(101)
Inflation adjustment	4	11	15	11	2	43
Exchange rate changes	-	-	-	(1)	-	(1)
Balance at March 31, 2016	107	417	631	246	36	1,437

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Regulatory	Total
Balance at December 31, 2014	79	510	521	201	33	1,344

Additions	3	4	52	62	4	125
Payments	-	-	(39)	(26)	(1)	(66)
Reversals	-	(11)	(7)	(53)	(2)	(73)
Inflation adjustment	2	8	14	12	2	38
Exchange rate changes	-	2	-	-	-	2
Balance at March 31, 2015	84	513	541	196	36	1,370

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

22.    Provision for risks – Continued

22.3. Tax

As per prevailing legislation, tax claims are subject to monetary indexation, which refers to an adjustment to the provision for tax risks according to the indexation rates used by each tax jurisdiction. In all cases, both the interest charges and fines, when applicable, were computed and fully provisioned with respect to unpaid amounts.

The main provisioned tax claims are as follows:

22.3.1.     COFINS and PIS

Since the noncumulative regime to calculate PIS and COFINS has been used, the Company and its subsidiaries have challenged the right to deduct ICMS from the base of these two contributions and other less important matters. The amount accrued as at March 31, 2016 is R$ 107 (R$ 103 as at December 31, 2015).

22.3.2.     Tax

The Company and its subsidiaries have other tax claims, which after analysis by its legal counsel, were considered as probable losses and accrued by the Company. These refer to: (i) tax assessment notices related to purchase, industrialization and sale of soybean and byproducts exports (PIS, COFINS and IRPJ); (ii) challenge on the non-application of the Accident Prevention Factor - FAP for 2011; (iii) challenge on the Poverty Fighting Fund established by the Rio de Janeiro State Government; (iv) challenges on purchases from suppliers considered not qualified in the State Finance Department registry, error in application of rate and accessory  obligations by State tax authorities; (v) arguing about ICMS rates over energy expenses in the Rio de Janeiro State; and (vi) other less relevant issues.

The amount accrued for these matters as at March 31, 2016 is R$125 (R$121 as at December 31, 2015).

ICMS

The Federal Supreme Court ("STF") on October 16, 2014 decided that ICMS taxpayers that trade products included in the “basked of food staples” have no right to fully utilize the ICMS credits. The Company, with the assistance of its legal counsel, decided that it would be an appropriate procedure to record a provision for this matter amounting to R$ 132 as at March 31, 2016 (R$128 as at December 31, 2015) since this claim is considered a “probable” loss. The amounts accrued represent Management’s best estimate of the probable cash disbursement to settle this claim.

22.3.3.      Supplementary Law 110/2001

The Company claims in court the eligibility to not pay the contributions provided for by Supplementary Law 110/01, referring to the FGTS (Government Severance Indemnity Fund for Employees) costs. The accrued amount as at March 31, 2016 is R$65 (R$62 as at December 31, 2015).

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

22.    Provision for risks – Continued

22.3.4.      Others contingent tax liabilities - Cdiscount

There were consolidated provisions for contingent tax liabilities from foreign e-commerce entities. As at March 31, 2016 the contingent tax liabilities amount to R$10 (R$13 as at December 31, 2015).

22.3.5.      Others contingent tax liabilities - Via Varejo

Provisions for contingent tax liabilities were recorded as a result of the business combination with Via Varejo, as required by CPC 15(R1) (IFRS 3). As at March 31, 2016, the recorded amount related to contingent tax liabilities is R$85 (R$84 as at December 31, 2015).

These accrued claims refer to administrative proceedings related to the offset of tax debts against credits from the contribution levied on coffee exports.

22.3.6.      Others contingent tax liabilities - Bartira

During the three-month period ended March 31, 2016, the Company reversed almost the totality contingent liabilities related to Bartira PPA, occurred in 2013. The amounts reversed comprise R$6 of tax and R$11 of labor contingencies, totaling R$17. The remaining amount for three-month period ended March 31, 2016 is R$1(R$18 at December 31, 2015).

22.4.      Labor

The Company and subsidiaries are parties to various labor lawsuits mainly due to termination of employees in the ordinary course of business. At March 31, 2016, the Company recorded a provision amount R$631 (R$597 as at December 31, 2015) related to the potential risk of loss on these lawsuits. Management, with the assistance of its legal counsel, assesses these claims recording a provision for losses when reasonably estimable, based on past experiences in relation to the amounts claimed. Labor claims are indexed to rate according to a table available by TST (“The Brazilian Supreme Labor Court”), plus monthly interest of 1%.

22.5.      Civil and others

The Company and its subsidiaries are parties to civil lawsuits at several court levels (indemnities and collections, among others) and at different courts. The Company’s management records provisions in amounts considered sufficient to cover unfavorable court decisions, when its legal counsel considers the loss as probable.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

22.    Provision for risks – Continued

22.5 Civil and others - continued

Among these lawsuits, we point out the following:

•   The Company and its subsidiaries are parties to various lawsuits requesting the renewal of rental agreements and the review of the current rent paid. The Company recognizes a provision for the difference between the amount originally paid by the stores and the amounts pleaded by the adverse party (owner of the property) in the lawsuit, when internal and external legal counsel consider that it is probable that the rent amount will be changed by the entity. As at March 31, 2016, the amount accrued for these lawsuits is R$96 (R$45 as at December 31, 2015), for which there are no escrow deposits.

•      Company and its subsidiaries answer to legal claims related to penalties applied by regulatory agencies, from the federal, state and municipal administrations, among which Consumer Protection Agencies (Procon) , National Institute of Metrology, Standardization and Industrial Quality (INMETRO) and Municipalities. Company supported by its legal counsel, revises that claims, recording a provision according to probable cash expending and estimative of loss .On March 31, 2016 the amounting of this provision is R$ 36 (R$34 on December 31,2015)

•    The subsidiary Via Varejo is a party to lawsuits involving consumer relationship rights (civil actions and assessments from PROCON) and lawsuits involving contracts terminated with suppliers and the amount claimed in these lawsuits totals R$63 as at March 31, 2016 (R$64 as at December 31, 2015).

Total civil lawsuits and others as at March 31, 2016 amount to R$282 (R$282 as at December 31, 2015).

22.6. Other non-accrued contingent liabilities

The Company has other litigations which have been analyzed by the legal counsel and considered as possible, not probable, loss, and which therefore have not been accrued, amounting to R$13,035 as at March 31, 2016 (R$12,717 as at December 31, 2015), related mainly to:

•       INSS (Social Security Contribution) – GPA was assessed for non-levy of payroll charges on benefits granted to its employees, among other matters, for which possible loss amounts to R$414 as at March 31, 2016 (R$410 as at December 31, 2015). The lawsuits are under administrative and court discussions.

•       IRPJ, withholding income tax - IRRF, CSLL, tax on financial transactions - IOF, withholding income tax on net income, ILL – GPA has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions, payment divergences and overpayments; fine for failure to comply with accessory obligations, among other less significant taxes. The lawsuits await administrative and court ruling. The amount involved is R$2,116 as at March 31, 2016 (R$2,056 as at December 31, 2015).

Among those claims, there are some related to challenges of differences in the payment of income tax, supposedly due under the allegation that there was undue deduction of goodwill amortization resulting from transactions between shareholders in relation to years 2007-2013. The amount involved (and included in the paragraph above) is R$1,071 as at March 31, 2016 (R$1,046 as at December 31, 2015), partly classified as possible loss and partly classified as remote loss.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

22.    Provision for risks – Continued

22.6. Other non-accrued contingent liabilities – Continued

Mandala goodwill: tax assessment related to the goodwill tax deduction in the years of 2012 and 2013, originated by the acquisition of Ponto Frio occurred in the year of 2009. The restated amount of the assessment notice correspond to R$73 of income tax and social contribution (R$72 in December 31, 2015).

•       COFINS, PIS, provisional contribution on financial transactions – CPMF and IPI – the Company has been challenged about offsets of COFINS and PIS against IPI credits  acquired from third parties and authorized by a final and unappealable decision; fine for failure to comply with accessory obligations, disallowance of COFINS and PIS credits on one-phase products, among other less significant taxes. These lawsuits await decision at the administrative and court levels. The amount involved in these assessments is R$2,288 as at March 31, 2016 (R$2,270 as at December 31, 2015).

•       ICMS – GPA received tax assessment notices by the State tax authorities regarding: (i) utilization of electric energy credits; (ii) purchases from suppliers considered not qualified in the State Finance Department registry; (iii) refund of tax replacement without proper compliance with accessory obligations introduced by CAT Administrative Rule 17 of the State of São Paulo; (iv) levied on its own operation of merchandise purchase (own ICMS)) – article 271 of ICMS by-law; (iv) resulting from sale of extended warranty, (v) resulting from financed sales; and (vii) among other matters. The total amount of these assessments is R$6,975 as at March 31, 2016 (R$6,765 as at December 31, 2015), which await a final decision at the administrative and court levels.

•       Municipal service tax - ISS, Municipal Real Estate Tax (“IPTU”), rates, and others – these refer to assessments on withholdings of third parties, IPTU payment divergences, fines for failure to comply with accessory obligations, ISS – reimbursement of advertising expenses and sundry taxes, in the amount of R$434 as at March 31, 2016 (R$387 as at December 31, 2015), which await decision at the administrative and court levels.

•       Other litigations – these refer to administrative proceedings and lawsuits in which the Company pleads the renewal of rental agreements and setting of rents according to market values and actions in the civil court, special civil court, Consumer Protection Agency  - PROCON (in many States), Institute of Weights and Measure - IPEM, National Institute of Metrology, Standardization and Industrial Quality - INMETRO and National Health Surveillance Agency - ANVISA, among others, amounting to R$808 as at March 31, 2016 (R$829 as at December 31, 2015).

The Company engages external attorneys to represent it in the tax assessments received, whose fees are contingent upon a percentage to be applied to the amount of success in the final outcome of these lawsuits. This percentage may vary according to qualitative and quantitative factors of each claim, and as at March 31, 2016 the estimated amount, in case of success in all lawsuits, is approximately R$109 (R$100 as at December 31,2015).

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

22.    Provision for risks – Continued

Our subsidiary Cnova, certain of its current and former officers and directors, and the underwriters of Cnova’s initial public offering, or IPO, have been named as defendants in a securities class action lawsuit in the United States Federal District Court for the Southern District of New York asserting claims related to macro-economic situation in Brazil and emphasized by the subject matter of the internal review, and Cnova may incur significant expenses (including, without limitation, substantial attorneys’ fees and other professional advisor fees and obligations to indemnify certain current and former officers or directors and the underwriters of Cnova’s initial public offering who are or may become parties to or involved in such matters). The Company and its subsidiary Cnova are unable at this time to predict the extent of potential liability in these matters, including what, if any, parallel action the SEC might take as a result of the facts at issue in these matters or the related internal review conducted by the Company and its subsidiary Cnova and its advisors retained by the Cnova’s board of directors.

22.7. Restricted deposits for legal proceedings

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made court restricted deposits in the corresponding amounts, as well as escrow deposits related to the provision for legal proceedings.

The Company has registered in its assets amounts related to restricted deposits.

	Parent Company		Consolidated
	3.31.2016	12.31.2015	3.31.2016	12.31.2015

Tax	106	101	214	210
Labor	330	329	776	711
Civil and other	20	18	42	44
Regulatory	11	11	35	34
Total	467	459	1,067	999

22.8. Guarantees

Lawsuits	Real estate	Equipment	Guarantee	Total

Tax	858	-	8,282	9,140
Labor	6	2	28	36
Civil and other	-	-	270	270
Regulatory	9	-	9	18
Total	873	2	8,589	9,464

The cost of guarantees is approximately 1.01% of the amount of the lawsuits and is recorded as expense by the passage of time.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

23.    Leasing transactions

23.1.     Operating lease

(i)     Non-cancelable minimum payments

Consolidated
3.31.2016

Minimum rental payment:
Up to 1 year	60
1 to 5 years	239
Over 5 years	382
Total	681

Refer to non-cancellable rental agreements through the due dates. The operating leasing agreements vary from 3 to 20 years and the table above presents the non-cancelable agreements. There are other operating lease agreements that management considers as cancelable, recording the related expenses in the statement of profit or loss. The total expense recorded as “noncontingent payments” related to operating lease agreements is presented in item (iii) below.

(ii)    Minimum rental payments on the agreement termination date

The Company analyzed and concluded that the rental agreements are cancelable over their duration. In case of termination, minimum payments will be due as a termination fee, which can vary from 1 to 12 months of rental or a fixed percentage of the contractual balance.

	Parent Company	Consolidated
	3.31.2016	3.31.2016
Minimum rental payments
Minimum payments on the termination date	260	773
Total	260	773

(iii)    Contingent payments

Management considers the payment of additional rents as contingent payments, which vary between 0.1% and 4.5% of sales.

	Parent Company		Consolidated
Expenses(Income) for the period	3.31.2016	3.31.2015	3.31.2016	3.31.2015
Contingent payments	96	89	170	164
Non contingent payments	45	43	244	254
Sublease rentals (*)	(34)	(28)	(42)	(37)

 (*) Refers to lease agreements receivable from commercial shopping malls.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

23.    Leasing transactions – Continued

23.2.   Finance lease

Finance lease agreements amounted to R$328 as at March 31, 2016 (R$264 as at December 31, 2015), as shown in the table below:

	Parent Company		Consolidated
	3.31.2016	12.31.2015	3.31.2016	12.31.2015
Financial lease liability–minimum rental payments:
Up to 1 year	36	30	52	44
1 - 5 years	150	91	217	157
Over 5 years	25	26	59	63
Present value of finance lease agreements	211	147	328	264

Future financing charges	181	179	238	238
Gross amount of finance lease agreements	392	326	566	502

24.    Deferred revenue

The Company and its subsidiary Via Varejo received in advance amounts from business partners on exclusivity in the intermediation of additional or extended warranties services, and the subsidiary Barcelona received in advance amounts for the rental of back lights for exhibition of products from its suppliers.

The detailed information on deferred revenue was presented in the annual financial statements for 2015, in note 24.

	Parent Company		Consolidated
	3.31.2016	12.31.2015	3.31.2016	12.31.2015

Additional or extended warranties	40	42	754	777
Bradesco agreement	-	-	672	699
Swap agreement	-	-	77	65
Services rendering agreement - Allpark	16	16	16	16
Back lights	-	-	28	36
Spread BCA - Customers base exclusivity (5 years)	-	-	4	6
Tax credit research	-	-	4	5
Others	1	2	42	39
	57	60	1,597	1,643

Current	27	28	426	420
Noncurrent	30	32	1,171	1,223

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

25.    Shareholders’ equity

The detailed information on shareholders’ equity was presented in the annual financial statements for 2015, in note 25.

25.1.   Capital stock

The subscribed and paid-up capital as at March 31, 2016 is represented by 265,712 (265,702 as at December 31, 2015) in thousands of registered shares with no par value, of which 99,680 in thousands of common shares as at March 31, 2016 (99,680 as at December 31, 2015) and 166,032 in thousands of preferred shares as at March 31, 2016 (166,022 as at December 31, 2015).

The Company is authorized to increase its capital stock up to the limit of 400,000 (in thousands of shares), regardless of any amendment to the Company’s Bylaws, upon resolution of the Board of Directors, which will establish the issue conditions.

•         At the Board of Directors’ Meetings held on February 24, 2016, March 22, 2016 were approved capital increases by R$0.346 (R$1 on March 31, 2015) through  the issue of 10 (in thousands of shares) preferred shares (32 on March 31,2015).

25.2.   Stock option plan for preferred shares

Option plan

Information on the stock option plans is summarized below:

		Price				Lot of shares
Series granted	Grant date	1st date of exercise	2nd date of exercise and expiration	At the grant date	End of the year	Number of shares granted (in thousands	Exercised	Not exercised by dismissal	Total in effect
Balance at March 31, 2016
Series A6 - Gold	3/15/2012	3/31/2015	3/31/2016	0.01	0.01	526	(490)	(36)	-
Series A6 - Silver	3/15/2012	3/31/2015	3/31/2016	64.13	64.13	526	(489)	(36)	1
Series A7 - Gold	3/15/2013	3/31/2016	3/31/2017	0.01	0.01	358	(176)	(39)	143
Series A7 - Silver	3/15/2013	3/31/2016	3/31/2017	80	80	358	(176)	(39)	143
Series B1	5/30/2014	6/1/2017	11/30/2017	0.01	0.01	239	(17)	(56)	166
Series C1	5/30/2014	6/1/2017	11/30/2017	83.22	83.22	239	(11)	(67)	161
Series B2	5/29/2015	6/1/2018	11/30/2018	0.01	0.01	337	(5)	(19)	313
Series C2	5/29/2015	6/1/2018	11/30/2018	77.27	77.27	337	-	(26)	311
						2,920	(1,364)	(318)	1,238

		Price				Lot of shares
Series granted	Grant date	1st date of exercise	2nd date of exercise and expiration	At the grant date	End of the year	Number of shares granted (in thousands	Exercised	Not exercised by dismissal	Total in effect
Balance at December 31, 2015
Series A5 - Gold	5/31/2011	5/31/2014	5/31/2015	0.01	0.01	299	(285)	(14)	-
Series A5 - Silver	5/31/2011	5/31/2014	5/31/2015	54.69	54.69	299	(285)	(14)	-
Series A6 - Gold	3/15/2012	3/31/2015	3/31/2016	0.01	0.01	526	(490)	(36)	-
Series A6 - Silver	3/15/2012	3/31/2015	3/31/2016	64.13	64.13	526	(488)	(36)	2
Series A7 - Gold	3/15/2013	3/31/2016	3/31/2017	0.01	0.01	358	(172)	(35)	151
Series A7 - Silver	3/15/2013	3/31/2016	3/31/2017	80.00	80.00	358	(172)	(35)	151
Series B1	5/30/2014	5/30/2017	11/30/2017	0.01	0.01	239	(16)	(54)	169
Series C1	5/30/2014	5/30/2017	11/30/2017	83.22	83.22	239	(11)	(64)	164
Series B2	5/29/2015	6/1/2018	11/30/2018	0.01	0.01	337	(5)	(16)	316
Series C2	5/29/2015	6/1/2018	11/30/2018	77.27	77.27	337	-	(23)	314
						3,518	(1,924)	(327)	1,267

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

25.    Shareholders’ equity - Continued

At March 31, 2016 there were 233 treasury-preferred shares which may be used as guarantee for the options granted in the plan. The preferred share price at BM&FBovespa was R$49.85 per share.

The chart below shows the maximum percentage of interest dilution to which current shareholders will eventually be subject to in the event of exercise of all options granted:

	3.31.2016	12.31.2015

Number of shares	265,712	265,702
Balance of granted series in effect	1,238	1,267
Maximum percentage of dilution	0.47%	0.48%

The expectation of remaining average life of the series outstanding at March 31, 2016 was 1.53 year (1.75 year at December 31, 2015). The weighted average fair value of options granted at March 31, 2016 was R$67.31 (R$67.35 at December 31, 2015).

	Shares	Weighted average of exercise price	Weighted average of remaining contractual term	Intrinsic value added

At December 31, 2015
Granted during the year	674	38.64
Cancelled during the year	(117)	45.53
Exercised during the year	(418)	32.62
Outstanding at the end of the year	1,267	39.57	1.75	26,586
Total to be exercised at December 31, 2015	1,267	39.57	1.75	26,586

At March 31, 2016
Cancelled during the period	(19)	42.68
Exercised during the period	(10)	33.69
Outstanding at the end of the period	1,238	39.57	1.53	23,862
Total to be exercised at March 31, 2016	1,238	39.57	1.53	23,862

As at March 31, 2016 there were options to be exercised in Series A6.

The amounts recorded in the Consolidated statement of profit or loss, as at March 31, 2016 were R$4 (R$3 as at March 31, 2015).

25.3.   Cumulative other comprehensive income

Cumulative Translation Reserve corresponding to cumulative effect of exchange gains and losses on the translation of assets, liabilities and profit (loss) in Brazilian reais, corresponding to the investment of CBD in subsidiary Cdiscount. The effect in the Parent Company was R$16 and R$57 for non-controlling interests.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

26.    Net sales of goods and/or services

	Parent Company		Consolidated
	3.31.2016	3.31.2015	3.31.2016	3.31.2015
Gross sales			(Restated)	(Restated)
Goods	6,317	6,010	19,262	18,860
Services rendered	65	63	836	534
Financial services	-		338	365
Sales returns and cancellations	(137)	(104)	(373)	(586)
	6,245	5,969	20,063	19,173
Taxes	(493)	(455)	(2,289)	(1,959)

Net sales	5,752	5,514	17,774	17,214

27.    Expenses by nature

	Parent Company		Consolidated
	3.31.2016	3.31.2015	3.31.2016	3.31.2015
			(Restated)	(Restated)
Cost of inventories	(4,097)	(3,881)	(13,218)	(12,618)
Personnel expenses	(693)	(645)	(1,834)	(1,702)
Outsourced services	(69)	(79)	(745)	(549)
Functional expenses	(398)	(321)	(799)	(698)
Selling expenses	(171)	(160)	(554)	(548)
Other expenses	(89)	(58)	(161)	(143)
	(5,517)	(5,144)	(17,311)	(16,258)

Cost of goods and/or services sold	(4,289)	(4,072)	(13,859)	(13,076)
Selling expenses	(1,094)	(943)	(2,964)	(2,721)
General and administrative expenses	(134)	(129)	(488)	(461)
	(5,517)	(5,144)	(17,311)	(16,258)

28.    Other operating income (expenses), net

	Parent Company		Consolidated
	3.31.2016	3.31.2015	3.31.2016	3.31.2015
Disposal of fixed assets results	(20)	(3)	(46)	(15)
Selling of subsidiaries - Cdiscount (note 1.3)	-	-	94	-
Expenses Cnova's investigation (note 1.2)	(1)	-	(42)	-
Integration/restructuring expenses (a)	(11)	(9)	(55)	(24)
Effects on Indemnified amounts to Via Varejo and CB and association costs (b)	(20)	(22)	(9)	(22)
Others	-	8	(10)	(7)
	(52)	(26)	(68)	(68)

a)             Related to severance costs to Group´s executives and employees, which lay off was informed or done during 2015 and 2016, and represent an important change in the departments’ structure.

b)            In 2015 and 2016, expenses incurred related to contingencies amounts referring to prior periods of the association with CB.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

29.    Financial income (expenses), net

	Parent Company		Consolidated
	3.31.2016	3.31.2015	3.31.2016	3.31.2015
Finance expenses:				(Restated)
Cost of debt	(135)	(159)	(280)	(287)
Cost of sales of receivables	(20)	(15)	(128)	(91)
Monetary loss	(34)	(34)	(65)	(60)
Other finance expenses	(19)	(32)	(38)	(60)
Total financial expenses	(208)	(240)	(511)	(498)

Financial income:
Income from cash and cash equivalents	10	31	94	105
Monetary gain	30	40	99	87
Other financial income	-	1	1	24
Total financial income	40	72	194	216

Total	(168)	(168)	(317)	(282)

The hedge effects in the years ended March 31, 2016 and 2015 are disclosed in Note 18.

30.    Earnings per share

The information on earnings per share was presented in the annual financial statements for 2015, in note 30.

The table below presents the determination of net income available to holders of common and preferred shares and the weighted average number of common and preferred shares outstanding used to calculate basic and diluted earnings per share in each reporting period:

	3.31.2016			3.31.2015
	Preferred	Common	Total	Preferred	Common	Total
Basic numerator	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)
Net income (loss) allocated to common and preferred shareholders	(32)	(19)	(51)	124	68	192
	(32)	(19)	(51)	124	68	192

Basic denominator (thousands of shares)
Weighted average of shares	166	100	266	165	100	265

Basic earnings per thousands of shares (R$)	(0.19256)	(0.19256)		0.74978	0.68161

Diluted numerator
Net income (loss) allocated to common and preferred shareholders	(32)	(19)	(51)	124	68	192
	(32)	(19)	(51)	124	68	192
Diluted denominator
Weighted average of shares (in thousands)	166	100	266	165	100	265
Diluted weighted average of shares (in thousands)	166	100	266	165	100	265
Diluted earnings per thousands of shares (R$)	(0.19256)	(0.19256)		0.74796	0.68106

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

31.    Benefit plan

The information on benefit plan was presented in the annual financial statements for 2015, in note 31.

31.1.Defined contribution plan

In July 2007, the Company established a supplementary defined contribution private pension plan on behalf of its employees to be managed by the financial institution BrasilPrev Seguros e Previdência S.A. The Company pays monthly contributions on behalf of its employees, and the amount paid for the three-month period ended March 31, 2016 is R$1 (R$1 as at March 31, 2015), and employees contribution is R$1 (R$1 as at March 31, 2015). The plan had 850 participants as at March 31, 2016 (904 as at March 31, 2015).

32.    Insurance coverage

The insurance coverage as at March 31, 2016 is summarized as follows:

		Parent Company	Consolidated
Insured assets	Covered risks	Amount insured	Amount insured
Property and equipment and inventories	Assigning profit	9,250	23,508
Profit	Loss of profits	4,483	8,632
Vehicles and others (*)	Damages	448	787

The Company maintains specific policies for civil liability and directors and officers liability amounting to R$384.

(*)     The value reported above does not include coverage of the hooves, which are insured by the value of 100% of the Foundation Institute of Economic Research – FIPE table.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

33.    Segment information

The information on segments was presented in the annual financial statements for 2015, in note 33.

Management considers the following segments:

•       Retail – includes the banners “Pão de Açúcar”, “Minuto Pão de Açúcar”, “Extra Hiper”, “Extra Supermercado”, “Minimercado Extra”, “Posto Extra”, “Drogaria Extra” and “GPA Malls & Properties”.

•       Home appliances – includes the banners “Ponto Frio” and “Casas Bahia”.

•       Cash & Carry – includes the brand “ASSAÍ”.

•       E-commerce includes the “sites” www.pontofrio.com.br; www.extra.com.br; www.casasbahia.com.br; www.barateiro.com.br, www.partiuviagens.com.br and www.cdiscount.com.br.

Information on the Company’s segments as at March 31 is included in the table below:

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

33.    Segment information – Continued

Description	Retail		Cash & Carry		Home appliances		E-commerce – restated (**)		Total (**)		Eliminations(*)		Total (**)
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Net sales	6,740	6,605	3,148	2,312	4,704	5,388	3,198	2,926	17,790	17,231	(16)	(17)	17,774	17,214
Gross profit	1,755	1,786	429	314	1,433	1,778	300	260	3,917	4,138	(2)	-	3,915	4,138
Depreciation and amortization	(145)	(143)	(30)	(22)	(44)	(42)	(31)	(22)	(250)	(229)	-	-	(250)	(229)
Share of profit of subsidiaries and associates	23	21	-	-	9	7	-	-	32	28	-	-	32	28
Operating income	98	284	68	46	103	491	(92)	(134)	177	687	-	-	177	687
Finance costs	(220)	(253)	(28)	(24)	(152)	(154)	(115)	(75)	(515)	(506)	4	8	(511)	(498)
Finance income	55	103	10	3	115	66	18	52	198	224	(4)	(8)	194	216
Profit(loss) before income tax and social contribution	(67)	134	50	25	66	403	(189)	(157)	(140)	405	-	-	(140)	405
Income tax and social contribution	24	(32)	(17)	(9)	(18)	(134)	(6)	22	(17)	(153)	-	-	(17)	(153)
Net income for the period	(43)	102	33	16	48	269	(195)	(135)	(157)	252	-	-	(157)	252

Current assets	6,229	7,394	1,781	2,187	9,293	10,491	3,782	4,888	21,085	24,960	(9)	-	21,076	24,960
Noncurrent assets	13,999	13,934	1,956	1,868	5,814	5,806	994	1,045	22,763	22,653	(355)	(372)	22,408	22,281
Current liabilities	6,582	6,910	2,367	2,409	8,265	9,463	5,842	6,863	23,056	25,645	(364)	(372)	22,692	25,273
Noncurrent liabilities	4,872	5,766	223	372	2,308	2,350	113	128	7,516	8,616	-	-	7,516	8,616
Shareholders' equity	8,774	8,652	1,147	1,274	4,534	4,484	(1,179)	(1,058)	13,276	13,352	-	-	13,276	13,352

 (*) The eliminations are composed by intercompany balances.

(**) Balances restated for 03.31.2016, 03.31.2015 in the E-commerce segment.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

33.    Segment information – Continued

	Brazil								International
Description	Retail		Cash & Carry		Home appliances		E-commerce Restated (**)		E-commerce		Total (**)		Eliminations (*)		Total (**)
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015

Net operating revenue	6,740	6,605	3,148	2,312	4,704	5,388	1,177	1,584	2,021	1,342	17,790	17,231	(16)	(17)	17,774	17,214

Current assets	6,229	7,394	1,781	2,187	9,293	10,491	1,277	2,292	2,505	2,596	21,085	24,960	(9)	-	21,076	24,960
Noncurrent assets	13,999	13,934	1,956	1,868	5,814	5,806	283	379	711	666	22,763	22,653	(355)	(372)	22,408	22,281
Current liabilities	6,582	6,910	2,367	2,409	8,265	9,463	2,734	3,523	3,108	3,340	23,056	25,645	(364)	(372)	22,692	25,273
Noncurrent liabilities	4,872	5,766	223	372	2,308	2,350	25	25	88	103	7,516	8,616	-	-	7,516	8,616
Shareholders' equity	8,774	8,652	1,147	1,274	4,534	4,484	(1,199)	(877)	20	(181)	13,276	13,352	-	-	13,276	13,352

(*) The eliminations consist of intercompany balances

(**) Balances restated for 03.31.2016 and 03.31.2015 in the E-commerce segment.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

33.    Segment information – Continued

Company’s general information

The Company and its subsidiaries operate primarily as a retailer of food, clothing, home appliances and other products. Total revenues are composed of the following types of products:

	3.31.2016	3.31.2015
	Restated
Food	55.6%	52.0%
Nonfood	44.4%	48.0%
Total sales	100.0%	100.0%

As at March 31, 2016, capital expenditures were as follows:

	3.31.2016	3.31.2015
	Restated
Food	321	368
Nonfood	46	141
Total capital expenditures	367	509

34.    Events after report period

34.1.Dividends of 2015

At Annual and Extraordinary Shareholders’ Meeting (AGOE) held April 27, 2016, the shareholders approved management proposal of dividends payment related to the year ended December 31, 2015 in the amount of R$ 119, including anticipated dividends already declared. The amount correspond to R$0.4227404801 for a common share and R$0.4650142281 for preferred share.

Except by anticipated dividends paid during 2015, Company will pay in 60 days after April 27, 2016, AGOE’s base date, the amount of R$4 corresponding to remaining dividends of the year 2015. The amount correspond to R$0.013703 for a common share and R$0.015073 for a preferred share. All the shares shall be entitled to dividends on April 27, 2016. As of April 28, 2016 the shares will be negotiated “ex-rights” to the dividends payment date.

34.2.Corporate restructuring

At Annual and Extraordinary Shareholders’ Meeting (AGOE) held April 27, 2016, the shareholders approved the merger of Sendas Distribuidora net assets. The steps for the transactions were  preceded by : (i) Repurchase of Barcelona shares belonged to Novasoc (as per note 1.3.1); (ii) At the same date, the merger of Barcelona net assets by Sendas Distribuidora, being Barcelona, consequently extinct and (iii) Spin-off of a part of Sendas Distribuidora net assets, also approved at same date and same entity.

The restructuring goal is to improve corporate structure and will be settled with these entities balances on April 30, 2016 with no impacts in consolidated interim financial information of the Company.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

34.  Events after report period - Continued

34.3.   Promissory note emission

The Board of Directors’ meeting held on July 14, approved the 2nd issuance of promissory notes, for public distribution, in the total the amount of R$500. There were 200 promissory notes, amounting R$2.5 each unit. The resources are used to strengthen Company’s working capital.

34.4.   Association Via Varejo and Cnova Brazil

On May 12, 2016, the subsidiary Via Varejo announced that it entered into a non-binding Memorandum of Understanding (“MoU”) with its associate Cnova N.V. regarding a possible reorganization of Cnova Brazil, within the Company. As a result of the intended reorganization as outlined in the MoU, Via Varejo would transfer to Cnova approximately 97 million of Cnova´s shares currently held by the Company (21.9% of Cnova´s share capital) as well as a cash consideration ranging from USD 32 million to USD 49 million.  In addition, Via Varejo would reimburse a debt currently owed by Cnova Brazil to Cnova equivalent to approximately USD 127 million (the “proposed transaction”). Should the proposed transaction be completed, Via Varejo would become the sole shareholder of Cnova Brazil and would no longer be a shareholder of Cnova.

The Board of Via Varejo has established a Special Committee consisting of three members from the Company´s Board of Directors to supervise the process and to determine the terms and direction of the proposed transaction.

The parties expect to reach a definitive agreement with respect to the proposed transaction during the third quarter 2016. The proposed transaction would be expected to be completed by the end of the third quarter 2016.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

Other information deemed as relevant by the Company.

Shareholding at 3/31/2016

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (Publicly-held company)					Shareholding at 3/31/2016 (In units)
Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
WILKES PARTICIPAÇÕES S.A.	94,019,178	94.32%	-	0.00%	94,019,178	35.38%
Almacenes Éxito S.A. *	1	0.00%	-	0.00%	1	0.00%
CASINO GUICHARD PERRACHON *	1	0.00%	-	0.00%	1	0.00%
JEAN CHARLES NAOURI	-	0.00%	1	0.00%	1	0.00%
SEGISOR *	5,600,050	5.62%	-	0.00%	5,600,050	2.11%
Oppenheimer Funds. Inc.*	-	0.00%	13423473	8.08%	13,423,473	5.05%
KING LLC *	-	0.00%	852,000	0.51%	852,000	0.32%
Geant International BV*	-	0.00%	128,695	0.08%	128,695	0.05%
COFIDOL SAS *	-	0.00%	8,907,123	5.36%	8,907,123	3.35%
Board of Executive Officers	-	0.00%	27,011	0.02%	27,011	0.01%
Board of Directors	-	0.00%	3	0.00%	3	0.00%
Treasury Shares	-	0.00%	232,586	0.14%	232,586	0.09%
Othera	60,621	0.06%	142,461,227	85.80%	142,521,848	53.64%
TOTAL	99,679,851	100.00%	166,032,119	100.00%	265,711,970	100%
(*) Foreign Company

CORPORATE’S CAPITAL STOCK DISTRIBUTION (COMPANY’S SHAREHOLDER). UP TO THE INDIVIDUAL LEVEL
WILKES PARTICIPAÇÕES S.A					Shareholding at 3/31/2016 (In units)
Shareholder/Quotaholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
CASINO*	1	0.00%	-	0.00%	1	0.00%
SEGISOR*	209,123,407	97.12%	-	0.00%	209,123,407	97%
BENGAL LLC*	2,119,162	0.98%	-	0.00%	2,119,162	0.98%
OREGON LLC*	2,119,162	0.98%	-	0.00%	2,119,162	0.98%
PINCHER LLC*	1,961,612	0.91%	-	0.00%	1,961,612	0.91%
Almacenes Éxito S.A. *	1	0.00%	-	0.00%	1	0.00%
Treasury Shares	-	0.00%	-	0.00%	-	0.00%
TOTAL	215,323,345	100.00%	-	0.00%	215,323,345	100%

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

Other information deemed as relevant by the Company.

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
SEGISOR
Quotaholder	Quotas	%
Onper Investimentos 2015 S.L.*	887,239,543	50.00%
Casino Guichard Perrachon*	887,239,543	50.00%
TOTAL	1,774,479,086	100%
(*) Foreign Company

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
ONPER INVESTIMENTOS 2015 S.L.					Shareholding at 3/31/2016 (In units)
Shareholder	Common Shares	%	Preferref Shares	%	Number	%
ALMANACENES ÉXITO S.A.*	3,000	100.00%	0	0.00%	3,000	100.00%
TOTAL	3,000	100%	0	0%	3,000	100.00%

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
ALMANACENES ÉXITO S.A.					Shareholding at 3/31/2016 (In units)
Shareholders*	Common Shares	%	Preferred Shares	%	Number	%
Geant International B.V.	187,689,792	41.93%	-	0.00%	187,689,792	41.93%
Geant Fonciere B.V.	47,725,428	10.66%	-	0.00%	47,725,428	10.66%
Fondo de Pensiones Obligatorias Porvenir Moderado	28,808,514	6.44%	-	0.00%	28,808,514	6.44%
Fondo de Pensiones Obligatorias Protección	20,346,048	4.55%	-	0.00%	20,346,048	4.55%
Oppenheimer Developing Markets Fund	15,671,455	3.50%	-	0.00%	15,671,455	3.50%
EXITO ADR Program	13,547,822	3.03%	-	0.00%	13,547,822	3.03%
Bergsaar B.V.	12,130,244	2.71%	-	0.00%	12,130,244	2.71%
Fondo de Pensiones Obligatorias Colfondos Moderado	7,887,704	1.76%	-	0.00%	7,887,704	1.76%
Alianza Fiduciaria S.A. Fideicomiso ADM Sonnenblume	7,558,552	1.69%	-	0.00%	7,558,552	1.69%
Colombiana de Comercio S.A.	5,872,564	1.31%	-	0.00%	5,872,564	1.31%
Inversiones Pinamar S.A.	4,931,735	1.10%	-	0.00%	4,931,735	1.10%
Moreno Barbosa Jaime	4,250,000	0.95%	-	0.00%	4,250,000	0.95%
Fondo Bursatil Ishares COLCAP	4,044,991	0.90%	-	0.00%	4,044,991	0.90%
Vanguard Emerging Markerts Stock Index Fund	3,497,983	0.78%	-	0.00%	3,497,983	0.78%
Platinu7M International Brands Fund	3,323,481	0.74%	-	0.00%	3,323,481	0.74%
Nat. Westminster Bank Plc As Depo For 1St Ste Glob	3,314,440	0.74%	-	0.00%	3,314,440	0.74%
Fondo De Pensiones Obligatorias Skandia S.A.	3,180,207	0.71%	-	0.00%	3,180,207	0.71%
Vanguard Total International Stock Index Fund	2,357,149	0.53%	-	0.00%	2,357,149	0.53%
Fondo Bursatil Horizons Colombia Select De S&P	1,717,971	0.38%	-	0.00%	1,717,971	0.38%
Lloyd George Invetment Company Plc	1,460,921	0.33%	-	0.00%	1,460,921	0.33%
Others Shareholders	68,287,315	15.26%	-	0.00%	68,287,315	15.26%
TOTAL	447,604,316	100.00%	-	0.00%	447,604,316	100.00%

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2016

(In millions of Brazilian reais, unless otherwise stated)

Other information deemed as relevant by the Company.

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES Shareholding at 3/31/2016					Shareholding at 3/31/2016 (In units)
Shareholder	Common Shares		Preferred Shares
	Number	%	Number	%	Number	%
Controlling parties	99,619,230	99.94%	9,887,819	5.96%	109,507,049	41.21%

Management
Board of Directors	-	0.00%	3	0.00%	3	0.00%
Board of Executive Officers	-	0.00%	27,011	0.02%	27,011	0.01%

Treasury Shares	-	0.00%	232,586	0.14%	232,586	0.09%

Other Shareholders	60,621	0.06%	155,884,700	93.89%	155,945,321	58.69%

Total	99,679,851	100.00%	166,032,119	100.00%	265,711,970	100.00%

Outstanding Shares	99,679,851	100.00%	165,799,533	99.86%	265,479,384	99.91%

					Shareholding at 12/31/2015 (In units)
CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES Shareholding at 12/31/2015
Shareholder	Common Shares		Preferred Shares
	Number	%	Number	%	Number	%
Controlling parties	99,619,230	99.94%	9,887,819	5.97%	109,507,049	41.27%

Management
Board of Directors	-	0.00%	2	0.00%	2	0.00%
Board of Executive Officers	-	0.00%	17,440	0.01%	17,440	0.01%

Treasury Shares	-	0.00%	232,586	0.14%	232,586	0.09%

Other Shareholders	60,621	0.06%	155,497,502	93.88%	155,558,123	58.63%

Total	99,679,851	100.00%	165,635,249	100.00%	265,315,100	100.00%

Outstanding Shares	99,679,851	100.00%	165,402,663	99.86%	265,082,514	99.91%

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: August 4, 2016	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Christophe José Hidalgo Name: Christophe José Hidalgo Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.